25 009 069 005

FINANCIAL REPORT
30 June 2008

TABLE OF CONTENTS

TABLE OF CONTENTS

Corporate Directory	1
Directors’ Report	2
Auditors’ Independence Declaration	20
Corporate Governance Statement	21
Consolidated Income Statement	25
Consolidated Balance Sheet	26
Consolidated Cash Flow Statement	27
Consolidated Statement of Changes in Equity	28
Notes to the Consolidated Financial Statements	30
Directors’ Declaration	82
Independent Audit Report	83

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

CORPORATE DIRECTORY

CORPORATE DIRECTORY

Directors
N.T. MacLachlan (Chairman)
T.M. Barr (Managing Director)
D.T. Cairns
V. Rudenno

Secretary
D.I. Rakich

Registered Office and Business Address
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
Telephone:     (08) 9220 9830
Facsimile:       (08) 9220 9820

Email
contact@samsonoilandgas.com.au

Web Site
www.samsonoilandgas.com.au

Share Registry
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross, Western Australia 6953
Telephone:   (08) 9315 2333
Facsimile:     (08) 9315 2233

Bankers
Bank of New Zealand Australia                  Wells Fargo
Level 10, 2 The Esplanade                           1700 Lincoln
Perth, Western Australia 6000                      Denver, CO, 80202

Macquarie Bank Limited
No 1. Martin Place
Sydney, NSW 2000

Solicitors
Minter Ellison
152 St Georges Terrace
Perth, Western Australia 6000

Auditors
Ernst & Young
11 Mounts Bay Road
Perth, Western Australia 6000

Stock Exchange
Australian Stock Exchange Limited              American Stock Exchange LLC
Code: SSN                                                      Code: SSN

Australian Company Number
009 069 005

Australian Business Number
25 009 069 005

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

DIRECTORS’ REPORT

In accordance with a resolution of directors, the directors submit their report with respect to the results of the operations of Samson Oil & Gas Limited (“the Company”) for the year ended 30 June 2008 and the state of its affairs at that time.

DIRECTORS

The names and details of the directors of the Company in office during the financial year and until the date of this report are:

Mr Neil Thacker MacLachlan
Chairman – appointed as Chairman effective 19 December 2007

Mr MacLachlan has over 27 years’ investment banking experience in Europe, South East Asia and Australia. He was also a former director of Wardley Holdings and James Capel & Co. Limited, investment banking subsidiaries of The Hong Kong and Shanghai Banking Corporation. More recently from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia. Mr MacLachlan is currently a Director of Ambrian Partners Limited, an unlisted UK based investment bank specialising in the natural resources sector. Mr MacLachlan was appointed a director of the Company on 18 June 1998.

During the past three years, Mr MacLachlan has also served as a director of the following other listed companies:

•	Titan Resources Ltd
•	Kestrel Energy Inc
•	Geoinformatics Exploration Inc
•	Eurogold Ltd*
•	Cambridge Mineral Resources Ltd*
•	Extract Resources Ltd*
*denotes current directorships

Mr Terence Maxwell Barr
Managing Director

Mr Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos. He is credited with the discovery of significant oil and gas reserves during his career. In recent years, Terry has specialised in tight gas exploration, drilling and completion and is considered an expert in this field. This experience and expertise is invaluable given the exposure the Company has to tight gas opportunities in Wyoming and other parts of United States of America. Mr Barr was appointed managing director of the Company on 25 January 2005.

Mr Barr has not held any other directorships in the past three years.

Mr Malcolm Alec Burne
Non Executive Director – resigned effective 19 December 2007

Mr Burne has enjoyed a broad international business career which he commenced in stockbroking as a research analyst and later moved on to investment journalism with the Financial Times and Telegraph groups. Mr Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. He has been a director of more than 20 public companies, many of them in mineral resources and gold exploration, as well as being executive chairman of Australian Bullion Company (Pty) Limited, then one of Australia’s leading gold dealers and member of the Sydney Futures Exchange. He currently advises mining companies with interests in Canada, Australia and West Africa. Mr Burne is a Director of Golden Prospect plc. Mr Burne was appointed a director of the Company on 29 April 1998.

During the past three years, Mr Burne has also served as a director of the following other listed companies:

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

•	Central Asia Gold Limited
•	Reliance Mining Limited
•	Ambrian Capital Plc (formerly Golden Prospect Plc)
•	Great Panther Resources Limited*
•	Jubilee Platinum Plc*
•	Mano River Resources Inc*
•	Grasshopper Investments Plc*
•	Greenchip Investments Plc*
*denotes current directorships

Mr Burne resigned as a Director and Chairman, effective December 19, 2007.

Mr David Thorwald Cairns B.Sc.(Geol.), M.Sc.(Env.Sc.), M.Aus.I.M.M
Non Executive Director – resigned effective 10 September 2008

Mr Cairns is a geologist with extensive experience in exploration and mining of gold and base metals in Australia, Zimbabwe and South Africa with international and Australian mining groups. He has been involved in the exploration, resource evaluation and project development of numerous projects in Australia and elsewhere. Mr Cairns was appointed a director of the Company on 14 February 1994.

Mr Cairns has not held any other directorships in the past three years.

Mr Neil Christian Fearis LL.B (Hons), MAICD, Asia
Alternate Director for Mr Burne – ceased to be an alternate on 19, December 2007, following the resignation of Mr Burne.

Mr Fearis has 29 years experience as a commercial lawyer in the UK and Australia. Mr Fearis is a member of several professional bodies associated with commerce and law.

Mr Fearis was appointed on 28 November 2005 as alternate director for Mr Burne.

During the past three years, Mr Fearis has also served as a director of the following companies:

•	Kresta Holdings Limited *
•	Perseus Mining Limited *
•	Carnarvon Petroleum Limited *
* denotes current directorships

Dr. Victor Rudenno
Non Executive Director

Dr. Rudenno was appointed a director of the Company on 11 April 2007. In 1984, Dr. Rudenno moved to the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

In 2000, Dr. Rudenno co-founded Equity Capital Markets Ltd an investment bank specialising in corporate advice and capital raisings which merged with Interfinancial in 2005 where he is currently a Director.  He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics. During his academic career he lectured both at the University of New South Wales and the University of Sydney predominantly on mining economics, geostatistics, operations research and minerals processing.

Dr Rudenno has not held any other directorships in the past three years.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

Mr Keith Skipper
Non Executive Director – appointed 10 September 2008

Mr Skipper was appointed as director of the Company on 15 September 2008. Mr Skipper holds a Bachelor degree in Geology from Reading University (United Kingdom) and a Master of Science from McMaster University (Canada). He commenced with career with Amoco Canada Petroleum in 1970. Mr Skippers experience includes ten years with Bridge Oil Ltd and several years with Pan Canadian Petroleum and Antrim Energy Inc. He is resident of Australia.

During the last three years, Mr Skipper has been a Director of the following companies:

•	Red Sky Energy Limited*
•	Rawson Resources Limited*
•	North Star Energy Limited (unlisted)*
* denotes current directorships

Unless indicated otherwise, all directors held their positions as directors throughout the year and up to the date of this report.

COMPANY SECRETARY

Mr Denis Ivan Rakich F.C.P.A

Mr Rakich is an accountant and Company secretary with extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries. Mr Rakich is responsible for the legal, financial and corporate management of Samson Oil & Gas Limited. He is a member of the Australian Society of Accountants and is currently Company Secretary for another public Company in the resources sector.

DIRECTORS’ SHAREHOLDINGS

At the date of this report, the interests of the directors in shares and share options in the Company are:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
N.T. MacLachlan	1,812,500	1,000,000
D.T. Cairns (resigned 10 September 2008)	-	-
T.M. Barr	144,090	8,000,000
V. Rudenno	-	-
M. Burne (resigned 19 December 2007)	-	-
N. Fearis (alternate for M. Burne, ceased to be an alternate when M. Burne resigned 19 December 2007)	-	-
K. Skipper (appointed 10 September 2008)	-	-

PRINCIPAL ACTIVITIES

The principal activities during the year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America. There have been no significant changes in the nature of these activities during the year.

The Company’s focus in the future will continue to be on oil and gas exploration, development and production in the USA. The Company will look to developing existing acreage, whilst continuing to identify potential project acquisitions.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

OPERATING AND FINANCIAL REVIEW

Financial Results
The result for the financial year ended 30 June 2008 after provision for income tax was a net loss attributable to members of the parent of $3,089,325 (2007: loss $2,603,008). Included in the loss recorded for the current year is exploration expenditure expensed of $2,937,673 (2007: $793,345). This has been expensed in line with the Group’s accounting policy to expense all exploration expenditure until such time as it is expected that the future economic benefit will flow from the expenditure.

Financial position
The Group’s net assets and current net assets amount respectively to $34,290,896 and $128,542 as at 30 June 2008. The net current asset position is impacted by the classification of the embedded derivatives as current liability of $3,436,263.  The embedded derivatives represent options that Macquarie Bank Limited hold as part of our convertible note facility with them.  Should Macquarie choose to exercise these options, all or some (depending on the number of options exercised) of the associated convertible notes will be extinguished, thus lowering the Company’s long term debt value.  The settlement of this derivative liability does not impact the solvency or liquidity of the Group, as the Group is not required to pay cash to settle this liability.

Impairment Losses
Also included in the loss for the year is net impairment reversals of $4,450,775 (2007: net impairment expense of $301,751) relating to the Group’s oil and gas properties, including discontinued operations.

At balance date, the Directors determined that the conditions which led to the impairments recorded during prior periods no longer existed. Impairment reversals have primarily been recognised in relation to three fields:

Field	Impairment Reversed	Reason for reversal
Pierce	$666,665	This field is primarily an oil field and the increase in the oil price as well as recent remedial workover activity has lead to an increase in the reserve value.
Jonah	$2,551,986	The reserve value of this field has increased primarily due to the strengthening value of the gas price and stronger than expected well performance.
Look Out Wash	$1,116,049
The reserve value of this field has increased primarily due to the strengthening value of the gas price and deferred production now being realized from the extended shut-in period experienced January through March, 2008.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to support the carrying value of the oil and gas properties at that date. The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775. Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased approximately by 24% and oil has decreased by 20%, from 30 June 2008 to 23 September 2008.

The net present value of future cash flows, used to support the carrying value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used. Using the forward curve at 23 September 2008, would have resulted in the Company recording impairment losses of approximately $11.3 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position. Using the CIG forward curve at 23 September 2008, the value of the derivative would have been an asset of $337,590, as opposed to a liability of $2,056,671. This represents a gain of $2.4 million from the value recorded at balance date.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

The impact of the decrease in the commodity prices on the Group’s impairment losses and gas swap derivative balances would have resulted in an increase in the Group’s loss by approximately $13.4 million for the year.

Embedded Derivative
In the year ended 30 June 2006, the Group recognised an embedded derivative in relation to its convertible note issued in May 2006. The note contains a conversion option which allows the holder of the note to convert the note into ordinary shares. The terms and conditions of this conversion option are set out in Note 16 and Note 19. This conversion option has been classified as an embedded derivative and has been bifurcated from the host contract. The financial result includes a loss of $1,272,640, (2007 gain: $2,117,889) in relation to the movement in the fair value of this embedded derivative. The fair value of the embedded derivative has been valued using a binomial option pricing model. Further details in relation to the valuation of this can be found in Note 16.

Interest expense of $3,333,708 (2007: $3,580,161) was also recognised in relation to the convertible note. Interest expense consists of two components. The cash interest paid to Macquarie Bank Limited based on the actual coupon rate of 9.7% and 9.25% per annum of $2,072,214 (2007: $2,406,945). In addition to this expense, an effective interest rate adjustment amounting to $1,261,493 (2007: $1,173,216) has been recognised. As a result of a change in the expected repayment date of the debt outstanding, the amortised value of the debt was also reduced by $680,949. This was recorded in the income statement as other income.

The repayment of US$2.94 million of the convertible note also led to the decrease in the value of the embedded derivative as 2,940,000 options, issued as part of the embedded derivative were cancelled. The gain recognised on the cancellation of these options at the date they were cancelled was $719,817. This has also been recorded in the income statement as other income.

Operating Review

Development Activities

•
In October 2007, the Look Out Wash 30-31 development was drilled. The well was completed and fracture stimulated in December 2007. The stimulation was successful and this well has since produced at an average rate of 500 mcf per day.

•
In February 2008, the Company completed an acid fracture stimulation of its Harstad #1-15 well, which increased the production rate of this well from 60 barrels of oil per day to an average of 200 barrels of oil per day.

•
In April 2008, the Company drilled and logged the State GC#2 well in New Mexico. Currently this well has tested at 20 barrels of oil per day and 75 mcf of gas per day. Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well. The results of this operation were no marked increase in production from the Wolfcamp and Leonard intervals. Currently, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.

•
In May 2008 the Company sold its interests in the Amber Field in Grady County, Oklahoma for US$4,760,000. The Company’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells. The Company used US$2,940,000 of the proceeds to repay a portion of our convertible note facility with Macquarie Bank Limited. We also eliminated 5,000 mcf per month of our US$6.03 fixed forward swaps outstanding from January 2009 to October 2009 at a cost of US$60,000. The Company recognised a gain of $135,122 in relation to this sale. The Company also recognised state income tax expense of $157,731 in relation to the sale of its interest in the Amber field in Oklahoma.

•
In June 2008, the Company sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for US$500,000. The Company had a 1.8% working interest in the field which has 81 producing wells. The Company recognised a gain before income tax of $358,095 in relation to this sale. No income tax expense was recognised in relation to the sale of this interest.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

Exploration Activities

•
In July 2007, the Company drilled the South Goose Lake prospect in the Williston Basin in Montana. The wells primary target was the Duperow Formation, which was reached, however it was found to be non-productive. An additional target, the Red River Formation, was found to be water-saturated. The well was plugged and abandoned.

•
In August 2007, the Company drilled the Stage Coach East prospect in Wyoming. The well was drilled to a total depth of 9,067 feet and was logged and production casing run. This well was fracture stimulated in October 2007, however operations have since been suspended and the well will be shut in due a lack of measurable gas flow.

•
In May, 2008 the company obtained a 320 acre farm-in that lies adjacent to and west of the State GC #1 and State GC #2 producing wells. This acreage possesses both deeper Morrow formation natural gas prospectivity and oil prospectivity from the shallower Leonard, Wolfcamp, and Bone Springs formations. The company anticipates spudding a well on the farmout acreage in the fourth quarter of 2008.

•
During May 2008, Samson entered into a joint venture agreement with Devon Energy Production Company to continue exploration activities in the Rock Springs West Project area, in Wyoming. Under this agreement Devon were required to complete a 3D seismic shoot over the area. This was completed in July 2008. By completion of this shoot, Devon has earned a 37.5% working interest in the 6,400 acres that the Company owns. This is the first step in the evaluation process in order to identify naturally occurring fractures, faults, cells of overpressure, and new hydrocarbon traps.

•
In June 2008, the Davis Blintiff #1 well spudded in the Sabretooth Prospect in Brazoria County, Texas. The well is being deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets can be intersected vertically. On 5 September, drilling operations were completed on this well. The Company has estimated the proved recoverable reserves from this well to be between 12 and 17 billion cubic feet equivalent (BCFE) of natural gas. The Company’s net share of this reserve is estimated to be between 0.8 and 1.2 BCFE and has a net present value, discounted at 10%, net to the Company of between US$6.2 million and US$7.4 million, using NYMEX forward pricing forecast from 7 September 2008. At 30 June 2008, the Company had prepayments recorded in relation to this well of $223,757.

Production Activities

•
During January, February and March 2008, the Look Out Wash field experienced some operational problems as a result of mechanical problems with the third party gathering company’s compression system. These problems were not able to be rectified as quickly as expected as service personnel could not reach the facility due to large snow drifts. This resulted in pipeline freezing, which was also not rectified as soon as hoped due to the adverse weather conditions. These operational problems led to the field being off production for the majority of January and February 2008, affecting the Company’s production results from this field. Operations in this field returned to normal in April 2008.

Corporate

•
On 4 January, the Company’s American Depositary Receipts (“ADR’s”) commenced trading on the American Stock Exchange (“AMEX”). Each ADR represents 20 ordinary shares. In June 2008, the membership group of AMEX approved a merger between Amex and the NYSE Euronext Inc, the parent company of the New York Stock Exchange. This merger is expected to be completed prior to December 2008. This merger is not expected to significantly alter the trading of the Company’s ADR’s.

•
In October 2007, the Company issued 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077(before costs). In conjunction with this issue, the consolidated entity also issued 3,379,077 options with an exercise price of 30 cents per share and an expiry date of 10 October 2012 to participants of the share issue. These options are exercisable immediately.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

•
In October 2007, the Company appointed Robert Gardner as the Vice President – Engineering. Mr. Gardner specializes in reserve determination and acquisitions with additional background in operations engineering, drilling, completions, and facilities.  Prior to joining Samson Oil & Gas USA Inc, from April 2004 to October 2007, Mr. Gardner was the Gulf Coast Business Unit Manager for Aspect Energy, LLC, responsible for that company’s Gulf Coast exploration and drilling activity.  Previously Mr. Gardner was Operations Superintendent for Williams Petroleum from 2001 to April 2004. Mr. Gardner holds a Bachelor of Mechanical Engineering from Colorado State University, a Master’s in Mechanical Engineering from the University of Colorado, and Master’s in Business Administration from the University of Denver.

•
In April 2008, the Company appointed David Ninke as Vice President – Exploration. Mr. Ninke brings 15 years of geological and geophysical exploration experience in the Texas and Louisiana Gulf Coast, the Rockies, and the North Slope of Alaska.  From May 2002 to April 2008, Mr. Ninke served as a Sr. Geologist/Geophysicist with Aspect Energy, LLC in Denver, Colorado, prior to which he worked with BP in Anchorage, Alaska and Killam Oil Co, Ltd. in San Antonio, Texas.   Mr. Ninke holds Bachelor's and Master's degrees in Geology from Wittenberg University and Bowling Green State University, respectively.

Reserves
The Company has determined its hydrocarbon reserves (as defined in the ASX listing rules) at an effective date of 1 July 2008 to be as follows:

	Oil bbls	Gas MMcf	MMcfe	NPV10* A$’000’s
Proved	475	13,463	16,313	56,849
Probable	251	202	1,708	6,361
Total	726	13,665	18,021	63,210
*NPV10 – this is the Net Present Value of the future cash flows, discounted at 10%.

The estimate has used the NYMEX forward curve as at 30 June 2008 less an appropriate differential to take into account the difference between the NYMEX pricing and the price received by the Company at its principal selling point for the Company’s gas, located in Wyoming.

The debt facility which is in place with Macquarie Bank Limited includes a reserve covenant and this covenant is being complied with at the date of this report. Refer to Note 16 for further details in relation to this covenant.

DIVIDENDS

No dividend was paid or recommended for payment during the year (2007: Nil).

SHARE OPTIONS

As at the date of this report, there were 51,277,415 unissued ordinary shares under option.

10,250,000 options were issued on 24 December 2004 to employees and other parties. These options have an exercise price of 25 cents and expire on 31 December 2009. 33,312 options were converted to ordinary fully paid shares during the year ended 30 June 2007. As at balance date there were 10,216,688 options outstanding.

5,500,000 options were granted on 22 May 2006 to directors. These options have an exercise price of 45 cents and expire on 31 May 2011.

3,000,000 options were granted on 7 June 2006 to employees and other parties. These options have an exercise price of 45 cents and expire on 31 May 2011. 2,000,000 of these options with an exercise price of 45 cents were issued to an executive who left the Company’s employment. These options expired on 3 November 2007, unexercised.

3,000,000 options were granted on 6 November 2006 pursuant to a private offer to minority interest holders of Kestrel Energy Inc. These options have an expiry date of 31 October 2009 and an exercise price of 42 cents per share.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

4,000,000 options were granted on 11 October 2007 to key management personnel. These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

2,000,000 options were granted on May 12 2008 to key management personnel. These have options have an exercise price of 25 cents per share and an expiry date of 11 May 2013. 600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

3,379,077 options were granted on 10 October 2007 to participants of a capital raising, completed at the same time. These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

Options issued to Macquarie Bank Limited
11,000,000 options were also granted to Macquarie Bank Limited as part of the convertible loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. The conversion price of these options is set at 40.8 US cents (42 Australian cents based on the spot price at balance date), being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.

10,000,000 options were also granted to Macquarie Bank Limited as part of the above mentioned loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion from 1 April 2009 and 31 May 2011.

The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009. 1,000,000 of these options were cancelled during the year ended 30 June 2006 following the repayment of US$1,000,000 of the loan facility, in accordance with the conditions of the facility. An additional 2,940,000 options were cancelled in June 2008 following the repayment of US$2,940,000 of the loan facility.

The conversion options are embedded in the convertible loan. Accordingly, the conversion options are recognised as part of the liability component of the compound instrument.

In the prior year, 3,121,650 options were granted to Macquarie Securities USA as part of a capital raising fee paid. These options vested immediately, have an exercise price of 42 cents and expire on 31 May 2009. These options were issued on 25 July 2006.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued as a result of the exercise of options
No options have been exercised from 1 July 2008 to the date of this report.

REMUNERATION REPORT (AUDITED)

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report, Key management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the Parent company, and includes the four executives in the Parent and Group receiving the highest remuneration.

For the purposes of this report, the term “executive” encompasses the Company Secretary, Chief Financial Officer, Vice President – Engineering and Vice President - Exploration. There are no further employees employed by either the Company or its subsidiaries who meet the definition of executive, therefore only the four executives detailed above are included in this report. As at the date of this report, the key management personnel are:

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

Neil MacLachlan	Chairman
Terry Barr	Managing Director
Victor Rudenno	Non-executive Director
David Cairns	Non-executive Director (resigned effective 10 September 2008)
Keith Skipper	Non-executive Director (appointed effective 10 September 2008)

Denis Rakich	Company Secretary
Robyn Lamont	Chief Financial Officer
Robert Gardner	Vice President – Engineering
David Ninke	Vice President - Exploration

A. Remuneration Philosophy
The performance of the Company depends upon the quality of its directors and executives. To be successful and maximise shareholder wealth, the Company must attract, motivate and retain highly skilled directors and executives.

Remuneration packages applicable to the executive directors, senior executives and non-executive directors are established with due regard to:

•	Performance against set goals
•	Ability to attract and retain qualified and experienced directors and senior executives.

B. Remuneration Committee
Due to the size and nature of the Company’s operations, the directors do not believe the establishment of a remuneration committee is warranted. The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and executives. The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

C. Remuneration Structure
In accordance with best practice corporate governance, the structure of non-executive directors and executives remuneration is separate and distinct.

D. Non-executive Director Remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain directors of the highest caliber, whilst incurring a cost which is acceptable to shareholders.

Structure
The ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between directors as agreed. The latest determination was at the Annual General Meeting held on 22 November 2004 when shareholders approved an aggregate remuneration of $120,000. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually.

Non-executive directors are encouraged by the Board to hold shares in the Company (purchased by directors on market). It is considered good governance for directors to have a stake in the Company on whose Board they sit.

Remuneration Incentives
The Company does not have a policy in place limiting the Directors exposure to risk in relation to the Company’s options.

The remuneration of non-executive directors for the period ending 30 June 2008 and 2007 is detailed in Table 1.

E. Senior Manager and Executive Director Remuneration
Objective
The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

•	Align the interests of executives with those of shareholders;
•	Link reward with strategic goals and performance of the Company; and
•	Ensure total remuneration is competitive by market standards.

Structure
It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives. As such contracts have been entered into for Mr Barr, Mr Gardner, Mr Ninke and Ms Lamont. Details of these contracts are included below.

Remuneration consists of fixed remuneration and remuneration incentives in the form of options issued in the Company.

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Board having due regard to performance against goals set for the year and relevant comparative information. The Board has access to external advice independent of management.

The fixed remuneration component of the Directors and Executives for the year ended 30 June 2008 and 2007 are detailed in Table 1 and 2.

Remuneration Incentives
Directors remuneration is not linked to either long term or short term incentives. The Board feels that the expiry date and exercise price of the options issued to the directors in the current and prior years are sufficient to align the goals of the directors and executives with those of the shareholders to maximise shareholder wealth. There are no performance criteria or service conditions attached to options issued to directors.

During the year, the Board agreed that vesting conditions should be included in relation to the options issued to new executives. Previously, similar to the Directors incentives detailed above, no conditions were placed on options issued to executives. Options issued to Mr Ninke (Vice President – Exploration) in May 2008 have vesting conditions attached to them relating to the period of service of Mr Ninke.

The Company does not have a policy in place relating to the executives limiting their exposure to risk in relation to the Company’s equity instruments.

A bonus is provided for in the contracts of the Vice President - Engineering and Vice President – Exploration. The bonus payable is between US$35,000 and US$50,000 per year per executive. These bonuses are payable at the discretion of the Chief Executive Officer and are based on a number of factors including share price performance of the Company’s shares, exploration and drilling success and the reserve base of the Company and are paid annually following at least six months service by the executive. There are no prescribed qualitative or quantitative measures for these bonuses.

For the year ended 30 June 2008, a bonus of US$41,250 was paid to the Vice President – Engineering. A bonus was of $16,700 was paid to the Vice President – Exploration. This was a sign on bonus and not part of the bonus payable in accordance with his contract. A contractual bonus was not paid to the Vice President – Exploration as he had not been employed by the Company for greater than six months prior to year end.

Employment Contracts
Effective 1 October 2007 the Company entered into an Employment Agreement with Robert Gardner to serve as Vice President - Engineering for the Company. The agreement has an initial term of three years and allows for an annual base salary of US$210,000. A bonus of between US$35,000 and US$50,000 per annum is payable at the CEO’s discretion. During the year ended 30 June 2008, a bonus of US$42,500 was paid. Additionally Mr. Gardner is entitled to receive an overriding royalty interest equal to 1% of oil wells or leases acquired by us during the term of the agreement based on a recommendation from Mr Gardner to acquire the property To date no money has been paid or is payable in relation to this clause. The Agreement provides that Mr. Gardner shall be granted an option to purchase 2,000,000 Ordinary Shares at a price of A$0.30 per share. Mr. Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr. Gardner commenced employment with the Company on October 22, 2007. This contract can be terminated by the Company by giving Mr Gardner 90 days notice. Should the Company fail to give Mr Gardner 90 days notice, the Company is required to pay Mr Gardner a termination payment equivalent to the difference between the number of days notice given and 90 days of base salary and Mr Gardner’s minimum bonus for the year of US$35,000.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

Effective 1 April 2008 the Company entered into an Employment Agreement with David Ninke to serve as Vice President - Exploration for the Company. The agreement has an initial term of three years and allows for an annual base salary of US$200,000. A bonus of between US$35,000 and US$50,000 per annum is payable at the CEO’s discretion. During the year ended 30 June 2008, a bonus of US$16,700 was paid to Mr Ninke. Additionally Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement primarily on the basis of Mr. Ninke's recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. To date no money has been paid or is payable in relation to this clause. The Agreement provides that Mr. Ninke shall be granted a five year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 will vest after twelve months of service and the remaining 800,000 will vest after twenty four months of service. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr. Ninke commenced employment with the Company on April 1, 2008. This contract can be terminated by the Company by giving Mr Ninke 90 days notice. Should the Company fail to give Mr Ninke 90 days notice, the Company is required to pay Mr Ninke a termination payment equivalent to the difference between the number of days notice given and 90 days of base salary.

Effective 1 July 2007, the Company entered into an employment contract with Robyn Lamont to serve as the Chief Financial Officer for the Company. The agreement has an initial term of two years and allows for an annual base salary of US$130,000. In the event of a Change of Control (as defined in the agreement), Ms Lamont is entitled to receive a lump sum payment equal to the greater of (i) one half of the base salary or (ii) the annual base salary prorated over the remainder of the contract term. Ms Lamont is also entitled to be reimbursed for the cost of owning and operating a motor vehicle. Effective 1 July 2008, the Company increased Ms Lamont’s annual base salary to US$180,000.

During 2006, the Company entered into a contract with Arndt Energy Limited for the provision of Terence Barr’s services. The contract allows for remuneration of A$330,000 per annum for a period of three years, commencing on 1 January 2006. The Company may terminate the agreement with one month notice and provide a lump sum payment to Arndt Energy Limited equal to the amount that would have been paid under the contract should the contract have continued until the end of its term.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

F. Remuneration of Key Management Personnel
Table 1: Key Management Personnel compensation for the years ended 30 June 2008

	Short Term				Post	Share-based		Total
	Salary & Fees $	Bonus	Non-monetary Benefits	Long Service Leave	Employment Superannuation	Payments Options * $	Total $	Performance Related %
Directors
T.Barr	307,855	-	-	-	22,145	-	330,000	-

M.Burne (i)	15,000	-	-	-	-	-	15,000	-

N. MacLachlan	45,000	-	-	-	-	-	45,000	-

D. Cairns	30,000	-	-	-	-	-	30,000	-

V. Rudenno	30,000	-	-	-	-	-	30,000	-

N. Fearis (alternate) (ii)	-	-	-	-	-	-	-	-

Executives
D. Rakich	101,010	-	-	2,274	10,101	-	113,385	-

R. Lamont	143,786	-	1,754	-	10,784	170,472	326,796	-

J. Rhodes (iii)	21,579	-	-	-	-	-	21,579	-

R. Gardner (iv)	159,145	45,102	3,627	-	11,936	170,472	390,282	11.6%

D. Ninke (v)	53,062	17,723	754	-	3,980	45,050	120,569	14.7%

Total	906,437	62,825	6,135	2,274	58,946	385,994	1,422,611	-
(i)	Mr Burne resigned, effective 19 December 2007
(ii)	Mr Fearis was appointed an alternate for Mr Burne. Following the resignation of Mr Burne, Mr Fearis ceases to be an alternate Director
(iii)	Mr Rhodes was appointed 1 May 2006 and resigned from the Group effective 3 August 2007
(iv)	Mr Gardner was appointed 1 October 2007
(v)	Mr Ninke was appointed 1 April 2008

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

Table 2: Key Management Personnel compensation for the years ended 30 June 2007

	Short Term				Total
	Salary & Fees $	Long Service Leave	Post Employment Superannuation	Total $	Performance Related %
Directors
T.Barr	312,688	-	17,312	330,000	-

M.Burne	30,000	-	-	30,000	-

N. MacLachlan	30,000	-	-	30,000	-

D. Cairns	30,000	-	-	30,000	-

V. Rudenno (i)	6,658	-	-	6,658	-

N. Fearis (alternate)	-	-	-	-	-

Executives
D. Rakich	108,709	7,306		116,015	-

R. Lamont	124,854	-	11,928	136,782	-

J. Rhodes	286,288	-	-	286,288	-

Total	929,197	7,306	29,240	965,743	-

(i)	Dr Rudenno was appointed a Director on 11 April 2007

Amounts disclosed for compensation of directors for the year ended 30 June 2008 and 30 June 2007, excludes insurance premiums paid by the Group in respect of directors’ and officers’ liability insurance contracts, as the contracts do not specify premiums paid in respect of individual directors or officers.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

*Unrealised value of options granted to directors and executives during the year ended 30 June 2008

Options were granted to certain directors and executives during the year.

Although a value is ascribed and included in total Key Management Personnel Compensation, it should be noted that the Directors and Executives have not received this amount in cash and the options may have no actual financial value unless the share price of the Company exceeds the exercise price of the options. The binomial pricing model used to value the options had the following variables.

Options issued to Executives Granted - 11 October 2007

The options have been valued at 8.52 cents per option at the grant date.

Share price at grant date (cents)	20.00
Exercise price (cents)	30.00
Time to expiry (years)	3.75	*
Risk free rate (%)	6.46
Share price volatility (%)	64.75

*Whilst the options have a five year term, the time expiry has been adjusted to take into account the likelihood of the options being exercised prior to their expiration date.

Options issued to Executives Granted – 12 May 2008

The options have been valued at 5.3 cents per option at the grant date.

Share price at grant date (cents)	15.00
Exercise price (cents)	25.0
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	50.00

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

DIRECTORS’ REPORT (Continued)

G. Remuneration Options
Table 3 Compensation options: Granted and vested during the year (Consolidated)

Name	Grant Number	Grant Date	Fair value per option at grant date (cents)	Exercise price per option $	Expiry date	First Exercise Date	Last exercise date	Vested No.	Vested %
Directors
T. Barr	-	-	-	-	-	-	-	-	-
M. Burne	-	-	-	-	-	-	-	-	-
N. MacLachlan	-	-	-	-	-	-	-	-	-
D. Cairns	-	-	-	-	-	-	-	-	-

Executives
D. Rakich	-	-	-	-			-	-	-
R. Lamont	2,000,000	11 Oct 2007	8.5	0.30	12 Oct 2012	11 Oct 2007	12 Oct 2012	2,000,000	100
R. Gardner	2,000,000	11 Oct 2007	8.5	0.30	12 Oct 2012	11 Oct 2007	12 Oct 2012	2,000,000	100
D. Ninke*	2,000,000	12 May 2008	5.3	0.25	12 May 2013	12 May 2008	12 May 2013	600,000	30
Total	6,000,000	-	-	-			-	4,600,000	-

* 600,000 options vested at grant date, 600,000 options will vest following the completion of twelve months employment by Mr Ninke. The remaining 800,000 options will vest following the completion of twenty four months employment by Mr Ninke.

Table 4 Options granted as part of remuneration

Name	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year $	Remuneration consisting of options for the year %
Directors
T. Barr	-	-	-	-
M. Burne	-	-	-	-
N. MacLachlan	-	-	-	-
D. Cairns	-	-	-	-

Executives
D. Rakich	-	-	-	-
J. Rhodes*	-	-	-	-
R. Lamont	170,472	-	-	51.4
R. Gardner	170,472	-	-	42.5
D. Ninke	106,000	-	-	93.9
Total	446,944	-	-	-

*These options were issued during the year ended 30 June 2006. On 7 August 2007, Mr Rhodes left the Company and his options expired on 3 November 2007, unexercised.

No options were exercised during the year ended 30 June 2008 and up to the date of this report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

No options were issued or exercised during the year ended 30 June 2007.

Following the termination of his employment in August 2007, 2,000,000 options granted to during the year ended 30 June 2006 to Mr Jeff Rhodes were cancelled in November 2007 in accordance with his employment contract.

H. Company Performance

The Company’s performance is reflected in the movement in the Company’s earnings per share (EPS) over time. The graph below shows Samson Oil & Gas Limited’s basic EPS history for the past five years, including the current period.

EPS for the years ended 30 June 2008, 2007 and 2006 has been measured based on the net loss as calculated by the application of Australian equivalents to International Financial Reporting Standards. EPS for the years ended 30 June 2005 and 2004 has been measured based on net profit/loss as calculated by the application of Australian Accounting Standards applicable to financial years beginning prior to 1 July 2005.

CORPORATE STRUCTURE

Samson Oil & Gas Limited is a Company limited by shares that is incorporated and domiciled in Australia.

EMPLOYEES

The Consolidated Entity employed 9 employees at 30 June 2008 (2007: 8 employees).

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments of the Consolidated Entity during the next financial year involve the ongoing principal activities of oil and gas exploration, development and production in the United States of America.

The Group continues to strengthen its proved reserve base (after allowing for production roll off) through the drilling of successful wells, which in some instances gives rise to additional proved undeveloped drilling locations. Some of these are expected to be exploited during the coming years, as the Group continues to drill wells and looks to maximise its oil and gas production.

The Group will also continue to review potential acquisition targets with the view to expanding the Company through organic growth and corporate acquisition activity.

The Group has a number of exploration targets to be reviewed in the coming years. Management will review these targets and will decide on the best means to progress the exploration on an individual prospect basis.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Other than the changes mentioned above in the operating review that have occurred during the year, there has not been any matter or circumstance that has occurred during the year or that has arisen since the end of the financial year that has significantly affected, or may significantly affect:

•	the operations;
•	the results of those operations;
•	or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

The Group has various permits and licenses to operate in different states within the United States of America.

There have been no significant known breaches of the Consolidated Entity’s licence or permit conditions.

DIRECTORS’ MEETINGS

During the year, 20 directors’ meetings were held. The number of meetings attended by each director while he was holding office is as follows:

	No. of Meetings held while in office	Meetings attended
T.M. Barr	20	20
M.A. Burne*	10	9
D.T. Cairns	20	16
N.T. MacLachlan	20	20
V. Rudenno	20	20

*Mr Burne resigned as Chairman and Director in December 2007.

INDEMNIFICATION AND INSURANCE OF DIRECTORS

During the financial year, the Group incurred a premium of $35,448 (2007: $38,295) to insure directors and officers of the Group.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Group.

CORPORATE GOVERNANCE

The directors of Samson Oil & Gas Limited aspire to maintain the standards of corporate governance appropriate to the size of the Company. The Company’s corporate governance statement is contained within the next section of this report.

AUDIT COMMITTEE
The members of the audit committee are Dr Victor Rudenno, Mr Neil MacLachlan and Mr David Cairns.

During the year two audit committee meetings were held. All members of the audit committee attended both meetings.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

In June 2008, the Davis Blintiff #1 well spudded in the Sabretooth Prospect in Brazoria County, Texas. The well is being deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets can be intersected vertically. On 5 September, drilling operations were completed on this well. The Company has estimated the proved recoverable reserves from this well to be between 12 and 17 billion cubic feet equivalent (BCFE) of natural gas. The Company’s net share of this reserve is estimated to be between 0.8 and 1.2 BCFE and has a net present value, discounted at 10%, net to the Company of between US$6.2 million and US$7.4 million, using NYMEX forward pricing forecast from 7 September 2008. At 30 June 2008, the Company had prepayments recorded in relation to this well of $223,757.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’ REPORT
for the year ended 30 June 2008

In August 2008, the Company signed an application for expenditure in relation to drilling the Leonard #1-23H well in the North Stockyard field in North Dakota. At the time of signing the application for expenditure, the Company was required to prepay the operator of this field US$199,417. This represents the Company’s share (16%) of the initial drilling costs associated with this well. Drilling is expected to commence at the end of September 2008. The financial effect of this has not been reflected in the financial report for the year ended 30 June 2008.

Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The average forward price of natural gas has decreased approximately by 24% and oil has decreased by 20% from 30 June 2008 to 23 September 2008. Refer to note 13b) for additional disclosures on the impact of this decrease.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NON-AUDIT SERVICES

The following non-audit services were provided by the entity’s auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided did not compromise auditor independence.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax compliance and advice      $19,000 (2007: $34,973)

AUDITOR INDEPENDENCE

The directors received the attached declaration from the auditors of Samson Oil & Gas Limited which forms part of this report. Refer to page 20.

Signed in accordance with a resolution of the Board of Directors.

Terence M. Barr
Director

Perth, Western Australia
29 September 2008

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Auditor’s Independence Declaration to the Directors of Samson Oil & Gas Limited

In relation to our audit of the financial report of Samson Oil & Gas Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T S Hammond
Partner
Perth
29 September 2008

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2008

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Samson Oil & Gas Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Samson Oil & Gas Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities, it has established guidelines for the nomination and selection of directors and for the operation of the Board.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

•	the Board should comprise at least three directors and should maintain a majority of independent directors;
•	the chairperson should be an independent director;
•	the Board should comprise directors with an appropriate range of qualifications and expertise; and
•
the Board shall meet at least every three months and follow meeting guidelines set down to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

The directors in office at the date of this statement are:

Name	Position	Term in Office
Neil MacLachlan	Non-Executive Director and Chairman	9 years
Terence Barr	Managing Director	3 years
Victor Rudenno	Non-Executive Director	1 year
Keith Skipper	Non-Executive Director	Less than 1 year

Details in relation to the directors’ skills, experience and expertise relevant to the position of Director are detailed in the Directors’ Report.

The current Board of Samson Oil & Gas Limited maintains a majority of independent directors.

Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics. All Directors and employees are bound by this Code and have signed a form acknowledging this fact. All Directors and employees are required to sign this acknowledgement annually.

The Code of Business Conduct and Ethics includes details in regard to:

•	practices necessary to maintain confidence in the company’s integrity
•	the practices necessary to take into account the Company’s legal obligations and the reasonable expectations of the Company’s stakeholders
•	the responsibility and accountability of individual employees and Directors for reporting and investigating reports of unethical practices.

A copy of the Code of Business Conduct and Ethics is on the Company’s website.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2008

CORPORATE GOVERNANCE STATEMENT (Continued)

All directors comply with the requirements of the Corporations Regulations 2001 and the listing rules of the Australian Stock Exchange in relation to trading of the Company’s securities. Aside from the Code of Business Conduct and Ethics, formal procedures to ensure the directors specifically comply with the requirements of the Corporations Regulations 2001 have not been established. The Company does not believe these procedures are necessary as a general policy is included in the Code of Business Conduct and Ethics.

SHARE DEALINGS AND DISCLOSURES
The Company’s policy regarding directors, executives and employees dealing in its securities is set by the Board. The Board restricts directors, executives and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security price. Directors, executives and employees are required to consult the chairman, prior to dealing in securities in the Company or other companies in which the Company has a relationship.

Dealings are not permitted at any time whilst in the possession of price sensitive information not already available to the market. In addition, the Corporations Act 2001 prohibits the purchase or sale of securities whilst a person is in possession of inside information.

As required by the ASX Listing Rules, the Company notifies the ASX of any transaction conducted by directors in the securities of the Company.

Directors’ Remuneration

Due to the nature and size of the Company’s operations the directors do not believe the establishment of a remuneration committee is warranted.

The Board is responsible for determining and reviewing compensation arrangements for the directors. Further detail in relation to the Company’s remuneration policies can be found in the Remuneration Report included within the Directors’ Report.

Audit Committee

During the year the Company established an Audit Committee of the Board, which is composed entirely of independent directors, including Neil MacLachlan, David Cairns (resigned 10 September 2008), Keith Skipper (appointed 10 September 2008) and Dr Victor Rudenno. The Audit Committee operates in accordance with a formal written charter, a copy of which is available on the Company’s website. This committee oversees, reviews and acts on reports to the Board of Directors on various auditing and accounting matters, selects the independent accountants, and oversees the scope of annual audits, fees to be paid to the independent accountants, the performance of the independent accountants and our accounting practices. In addition, the audit committee oversees the Company’s compliance programs relating to legal and regulatory requirements.

It is the Boards responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This also includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

Corporate Reporting

The Chief Executive Officer and Chief Financial Officer have made the following assertions to the Board:

•
that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards

•
that the above statement is founded on a sound system of risk management and internal compliance and control, which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2008

Nomination Committee

The Company does not have a formally appointed nomination committee, as the directors believe the size of the Company’s operations does not warrant the establishment of such a committee.

Board Responsibilities

Whilst not formally documented, the Board recognises and acknowledges that it acts on behalf of the shareholders and is accountable to the shareholders. The Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the Company is delegated by the Board to the executives of the Company. The Board ensures that the executives are appropriately qualified and experienced to discharge their responsibilities.

The responsibilities of the Board include:

•	contributing to developing and approving the corporate strategy;
•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
•	ensuring there are effective management processes in place and approving major corporate initiatives;
•
ensuring the significant risks facing the group, including those associated with its legal compliance obligations have been identified and appropriate and adequate control, monitoring, accountability and reporting mechanisms are in place; and

•	reporting to shareholders.

Risk assessment and management

The Board is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company’s policies are designed to ensure strategic, operational, legal, reputation and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Company’s business objectives.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability and delegation of authority. A formal risk assessment and management policy has not been written as the Company believes that the regular communication between senior management and the Board of Directors ensures that risk are identified and dealt with, when appropriate, in a timely manner.

Communication to Shareholders

The Board recognises its duty to ensure that its shareholders are informed of all major developments affecting the Company’s state of affairs. Information is communicated to shareholders and the market through:
•	The Annual Report, which is distributed to shareholders if they have elected to receive a printed version and otherwise available for viewing and downloading from the Company’s website;
•	The Annual General Meeting and other general meetings called to obtain shareholder approvals as appropriate;
•	The Quarterly Reports and Half-Yearly Directors’ and Financial Reports which are posted on to the Company’s website; and
•
Other announcements released to the ASX as required under the continuous disclosure requirements of the ASX Listing Rules and other information that may be mailed to shareholders, which are posted on to the Company’s website.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2008

The Company actively promotes communication with shareholders through a variety of measures, including the use of the Company’s website and email. The Company’s reports and ASX announcements may be viewed and downloaded from its website: www.samsonoilandgas.com.au or the ASX website: www.asx.com.au under ASX code “SSN.” The Company also maintains an email list for the distribution of the Company’s announcements via email in a timelier manner.

Continuous Disclosure to ASX
The Board has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with the ASX Listing Rules, the Company immediately notifies the ASX of information:

•	concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities; and
•	·that would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

ASX Listing Rule Compliance
The Board has designated the Company Secretary as the person responsible for ensuring the Company is in compliance with the ASX Listing Rules.

Monitoring of the Board’s Performance

In order to ensure that the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the chairperson. Directors whose performance is unsatisfactory are asked to retire. The Board has not formally documented the results of performance evaluations to date.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

INCOME STATEMENT
for the year ended 30 June 2008

INCOME STATEMENT

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $
Continuing Operations
Revenue
Sale of oil and gas	3 (a)	8,131,851	8,639,137	-	-
Finance income	3 (a)	73,704	185,620	21,344	181,575
Total Revenue		8,205,555	8,824,757	21,344	181,575

Cost of Sales		(3,814,861)	(5,713,820)	-	-

Gross Profit		4,390,694	3,110,937	21,344	181,575

Other Income	3 (a)	1,908,777	3,039,464	719,817	2,488,161

Exploration and evaluation expense		(2,937,673)	(793,345)	-	-
General and administrative expenses	3 (b)	(8,123,178)	(5,223,419)	(8,963,783)	(8,735,755)
Reversal of impairment	3 (e)	4,703,774	781,972	-	-
Finance costs	3 (c)	(3,471,568)	(3,736,900)	-	-

Loss from continuing operations before income tax		(3,529,174)	(2,821,291)	(8,222,622)	(6,066,019)

Income tax expense	4	-	-	-	-

Loss from continuing operations after income tax for the period		(3,529,174)	(2,821,291)	(8,222,622)	(6,066,019)

Discontinued Operations
Profit from discontinued operations after income tax	33	439,849	218,283	-	-

Net loss for the period		(3,089,325)	(2,603,008)	(8,222,622)	(6,066,019)

Loss per share for loss from continuing operations

Basic (loss) per share (cents)	26	(1.74)	(1.47)
Diluted (loss) per share (cents)	26	(1.74)	(1.47)

Loss per share

Basic (loss) per share (cents)	26	(1.52)	(1.36)
Diluted (loss) per share (cents)	26	(1.52)	(1.36)

The income statement should be read in conjunction with the accompanying notes

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

BALANCE SHEET
As at 30 June 2008

BALANCE SHEET

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $

Current assets
Cash and cash equivalents	6	2,788,075	3,985,991	270,910	1,962,702
Trade and other receivables	7	1,935,267	1,875,479	33,550	96,924
Investments held for trading	8	180,590	552,859	180,590	552,859
Prepayments		1,268,352	1,107,394	-	-
Restricted cash	12	-	1,354,448	-	-
Total current assets		6,172,284	8,876,171	485,050	2,612,485

Non-current assets
Investments in controlled entities	11	-	-	18,784,026	18,784,026
Restricted cash	12	151,573	171,699	-	-
Trade and other receivables	7	31,823	-	21,811,136	24,169,277
Plant and equipment	9	2,061,651	2,884,845	4,341	11,673
Exploration and evaluation assets	10	4,781,125	5,411,690	-	-
Oil and gas properties	13	41,681,090	46,343,369	-	-
Total non-current assets		48,707,262	54,811,603	40,599,503	42,964,976
Total assets		54,879,546	63,687,774	41,084,553	45,577,461

Current liabilities
Trade and other payables	14	826,113	2,901,166	118,098	476,007
Derivative financial instruments	19	5,081,164	262,513	3,436,263	889,156
Provisions	15	136,465	93,051	64,232	32,401
Total current liabilities		6,043,742	3,256,730	3,618,593	1,397,564

Non-current liabilities
Convertible notes	16	13,416,217	17,697,138	-	-
Derivative financial instruments	19	411,667	3,421,277	-	2,214,917
Provisions	15	717,024	1,168,414	984	32,316
Total non-current liabilities		14,544,908	22,286,829	984	2,247,233
Total Liabilities		20,588,650	25,543,559	3,619,577	3,644,797

Net assets		34,290,896	38,144,215	37,464,976	41,932,664

Equity

Contributed equity	17	72,716,545	69,347,605	72,716,545	69,347,605
Accumulated losses	18	(32,048,707)	(28,959,382)	(38,347,046)	(30,124,424)
Reserves	17	(6,376,942)	(2,244,008)	3,095,477	2,709,483
Total equity		34,290,896	38,144,215	37,464,976	41,932,664

The balance sheet should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

CASH FLOW STATEMENT
for the year ended 30 June 2008

CASH FLOW STATEMENT

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $

Cash flows from operating activities
Receipts from customers		8,828,558	10,357,077	-	7,739
Cash received from commodity derivative financial instruments		398,215	522,063	-	-
Payments to suppliers & employees		(8,046,362)	(9,148,016)	(1,655,919)	(1,459,937)
Interest received		72,440	208,543	21,344	208,543
Payment to close out swap position		(66,927)	-	-	-
Interest paid		(2,106,254)	(2,436,855)	-	-
Net cash flows used in operating activities	23 (b)	(920,330)	(497,188)	(1,634,575)	(1,243,655)

Cash flows from investing activities
Proceeds from sale of listed shares		353,689	175,412	353,689	175,412
Purchase of listed shares		-	(5,000)	-	(5,000)
Payments for plant & equipment		(546,042)	(1,418,087)	-	(2,139)
Proceeds from sale of properties		5,867,262	-	-	-
Payments for exploration and evaluation		(3,037,516)	(793,345)
Payments for oil and gas properties		(2,565,247)	(6,410,005)	-	-
Payments for acquisition of minority interest		(96,497)	(835,023)	-	-
Loans advanced to controlled entities		-	-	(3,778,638)	(8,598,140)
Net cash flows (used in) investing activities		(24,351)	(9,286,048)	(3,424,949)	(8,429,867)

Cash flows from financing activities
Proceeds from issue of share capital		3,379,076	-	3,379,076	-
Repayment of borrowings		(3,279,420)	-	-	-
Payments for costs associated with capital raising		(10,137)	(1,231,450)	(10,137)	(1,231,450)
Net cash flows from/(used in) financing activities		89,519	(1,231,450)	3,368,939	(1,231,450)

Net (decrease) in cash held		(855,162)	(11,014,686)	(1,690,585)	(10,904,972)
Cash at the beginning of the period		3,985,991	15,628,126	1,962,702	13,103,135
Net foreign exchange differences		(342,754)	(627,449)	(1,207)	(235,461)
Cash at the end of the period	23 (a)	2,788,075	3,985,991	270,910	1,962,702

The cash flow statement should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2008

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total Equity
	$	$	$	$	$	$

At 1 July 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215
Currency translation differences	-	-	(4,518,928)	-	-	(4,518,928)
Loss for the period	-	(3,089,325)	-		-	(3,089,325)
Total income/(expense) for the period	-	(3,089,325)	(4,518,928)	-	-	(7,608,253)
Share Based Payments	-	-	-	-	385,994	385,994
Issue of share capital	3,379,077	-	-	-	-	3,379,077
Share issue costs	(10,137)	-	-	-	-	(10,137)
At 30 June 2008	72,716,545	(32,048,707)	(8,099,356)	(1,373,063)	3,095,477	34,290,896

Balance previously reported at 1 July 2006	69,366,304	(28,500,535)	2,360,284	200,397	2,414,695	45,841,145
Impact of correction of inaccurate valuation in prior year (note 19)	-	2,144,161	-	-	-	2,144,161
Restated balance at 1 July 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306
Currency translation differences	-	-	(5,940,712)	-	-	(5,940,712)
Loss for the period	-	(2,603,008)	-	-	-	(2,603,008)
Total income/(expense) for the period	-	(2,603,008)	(5,940,712)	-	-	(8,543,720)
Acquisition of minority interest	-	-	-	(1,573,460)	294,788	(1,278,672)
Share issue costs	(18,699)	-	-	-		(18,699)
At 30 June 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215

The statement of changes in equity should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2008

STATEMENT OF CHANGES IN EQUITY (Continued)

PARENT	Issued Capital	Accumulated Losses	Share Based Payments Reserve	Total
	$	$	$	$

At 1 July 2007	69,347,605	(30,124,424)	2,709,483	41,932,664
Loss for the period	-	(8,222,622)	-	(8,222,622)
Total expense for the period	-	(8,222,622)	-	(8,222,622)
Share Based Payments	-	-	385,994	385,994
Issue of share capital	3,379,077	-	-	3,379,077
Share issue costs	(10,137)	-	-	(10,137)
At 30 June 2008	72,716,545	(38,347,046)	3,095,477	37,464,976

Balance previously report at 1 July 2006	69,366,304	(26,538,489)	2,414,695	45,242,510
Impact of correction of inaccurate valuation in prior year (note 19)	-	2,480,084	-	2,480,084
Restated balance at 1 July 2006	69,366,304	(24,058,405)	2,414,695	47,722,594
Loss for the period	-	(6,066,019)	-	(6,066,019)
Total expense for the period	-	(6,066,019)	-	(6,066,019)
Share Based Payments	-	-	294,788	294,788
Share issue costs	(18,699)	-	-	(18,699)
At 30 June 2007	69,347,605	(30,124,424)	2,709,483	41,932,664

The statement of changes in equity should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1.               CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 29 September 2008. The financial report includes separate financial statements for the parent as an individual entity and for the consolidated entity comprised of Samson Oil & Gas Limited and it’s 100% owned subsidiary Samson Oil & Gas USA, Inc

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange.

The nature of the operations and principal activities of the Group are described in Note 22 Segment Reporting.

NOTE 2.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis, except for assets held for trading and derivative instruments, which have been measured at fair value.

The financial report is presented in Australian Dollars.

Comparative information has been restated in order to be consistent with the current period presentation. Specifically:
•
In the segment information disclosure, finance costs of $3,736,900 that were disclosed in the segment result for the United States of America in 2007 have been reclassified to ‘unallocated’ as the primary operation of this segment is not of a financial nature.

•
The embedded derivatives in the convertible notes in the consolidated entity have been separately presented from the host contract and classified according to their contractual terms. Accordingly, the $3,104,073 included in the convertible notes liability in the comparative period for the consolidated entity has been reclassified to derivative financial instruments as a non-current liability.

a)	Compliance Statement

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

b)	New accounting standards and interpretations

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2008. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report*	Application date for Group*
AASB 8 and AASB 2007-003/IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting (IAS 14 Segment Information), which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8/IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements. The amendments may have an impact on the Group’s segment disclosures.	1 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Group financial report*	Application date for Group*
AASB 123 (Revised) and AASB 2007-6/IAS 23 (Revised)	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 (IAS 23) require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009
Currently, the Group expenses all borrowing costs. Under the revised standard, the Group will be required to capitalise borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset.

1 July 2009
AASB 101 (Revised) and AASB 2007-8/IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards
Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.
1 January 2009
These amendments are only expected to affect the presentation of the Group’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.
1 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Group financial report*	Application date for Group*
AASB 3 (Revised)/IFRS 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations.	1 July 2009
The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.
1 July 2009
AASB 127 (Revised)/IAS 27 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009
If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill (where recorded), nor will it give rise to a gain or loss in the Group’s income statement.
1 July 2009
AASB 2008-3/IFRS 3 (Revised) and amended IAS 27	Amendments to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)	Amending standard issued as a consequence of revisions to AASB 3 (IFRS 3) and AASB 127 (IAS 27).	1 July 2009	Refer to AASB 3 (Revised)/ IFRS 3 (Revised) and AASB 127 (Revised)/ amended IAS 27 above.	1 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Group financial report*	Application date for Group*
Amendments to International Financial Reporting standards AASB 2008-7	Amendments to Australian Accounting Standards (IFRS) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The main amendments of relevance to Australian entities are those made to IAS 27 deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate be recognized in profit or loss in an entity’s separate financial statements (i.e., parent company accounts). The distinction between pre- and post- acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 (IAS 27) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganizations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.
1 January 2009
Recognising any dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognized by the parent entity after adoption of these amendments.

In addition, if the Group enters into any group re-organisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a ‘carry-over basis’ rather than at fair value.
1 July 2009
Amendments to International Financial Reporting Standards AASB 2008-5 and AASB 2008-6	Amendments to Australian Accounting Standards arising from the Annual Improvement Project/Improvements to IFRS
The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRS. The IASB has separated the amendments into two parts: Part I deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.
			1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	1 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Group financial report*	Application date for Group*
Interpretation 16/IFRIC 16	Hedges of a Net Investment in a Foreign Operation
This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.
			1 January 2009	The Interpretation is unlikely to have any impact on the Group since it does not significantly restrict the hedged risk or where the hedging instrument can be held.	1 July 2009

* designates the beginning of the applicable annual reporting period unless otherwise stated.

Adoption of new accounting standard
The Group has adopted AASB 7 Financial Instruments; Disclosures (IFRS 7) and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected the disclosures in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries (‘the Group’) as at 30 June each year.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Samson Oil & Gas Limited are accounted for at cost in the separate financial statements of the parent entity

Minority interests not held by the Group are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Acquisitions of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognized in equity.

d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the varying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Exploration and evaluation

The Group’s accounting policy for exploration and evaluation is set out in Note 2 (q). The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

When assessing whether deferred exploration expenditure should be carried forward from the prior year the Group reviews each project on an individual basis, taking into account but not limited to the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Group’s near future plans for the field or prospect.

Under IFRS and Australian Accounting Standards, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities. The Group believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Group and are therefore more appropriately presented as investing activities.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial option pricing model.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company. If a value for this can not be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided. The Group also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on proved reserves, future production profiles, commodity prices and costs. The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.

The carrying value of oil and gas properties and lease and well equipment as at 30 June 2008 is $43,489,825 (2007:$49,228,214).

Subsequent to year end, there has been a decrease in the commodity prices which may have an impact on the future valuation of the oil and gas properties and lease and well equipment. Refer to Note 13 for further details.

Restoration obligations

The Group estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets. In most instances, the removal of assets will occur many years into the future. This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows. For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Restoration obligations provided for as at 30 June 2008 are $716,040 (2007: $1,136,097).

Reserves estimates

Estimates of recoverable quantities of proven reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries. The economic, geological and technical factors we use to estimate reserves may change from period to period. Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows. Reserves are integral to the amount of depreciation, depletion, amortization and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers. The reserve estimates as at 30 June 2008 were prepared internally by Mr Robert Gardner – Vice President – Engineering.

Units of production method of depreciation and amortisation

The Company applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method. Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets. It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Fair value of derivative financial instruments

The group measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Embedded Derivative

The Group measures the value of its embedded derivative using a binomial option pricing model at balance date. The assumptions used in this valuation are detailed in Note 16.

e)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas

Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably. Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income

Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income

Revenue is recognised when the Group’s right to receive the payment is established.

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Group as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

i)	Restricted cash

If the Group operates a well, it may be required to request the funds from its partners prior to the commencement of the project. In this instance, the money will be held as restricted cash until such time it is applied to a partners costs for that project or returned to the partner, should the project not go ahead.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognized initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts. Due to their short term nature, they are not discounted.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognized when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of Samson Oil & Gas Limited is Australian Dollars. The functional currency of Samson Oil & Gas USA, Inc is United States Dollars. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii)Transaction and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

All exchange differences in the consolidated financial report are taken to profit or loss.

(iii) Translation of Group Companies functional currency to presentation currency
The results of the United States subsidiaries are translated into Australian Dollars using the average exchange rate for each month. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognized in the foreign currency translation reserve in equity.

m)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•
when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•
when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; or

•
when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Income taxes relating to items recognised directly in equity are recognised in equity and not profit and or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

n)	Other taxes

Revenues, expenses and assets are recognised net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Furniture and fittings – over two to five years
Lease and well equipment – over the life of the reserve – approximated using the units of production method

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognised.

p)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The Group uses the units of production method to amortise costs carried forward in relation to its oil and gas properties. For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

q)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalized as intangible exploration and evaluation assets. The costs of wells are initially capitalized pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•	the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Exploration costs are classified as cash flows from investing activities in the Cash Flow Statement.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When assessing for impairment consideration is given to but not limited to the following:
•	the period for which the Group has the right to explore
•	planned and budgeted future exploration expenditure
•	activities incurred during the year
•	activities planned for future periods

r)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorized as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognized initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition
All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Group commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognized when the right to receive cash flows from the financial assets have expired or been transferred.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’. Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii) Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non-current.

s)	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. Impairment losses relating to continuing operations are recognized in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

t)	Trade and other payables

Trade payables and other payables are carried at amortised cost and due to their short term nature are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

u)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

v)	Restoration costs

The Group records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties. Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Group reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate. The Group also reviews the discount rate to ensure it is still appropriate. If changing any of these variables results in a decrease in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the Balance Sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

w)	Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave
The liability for long service is recognised in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

x)	Share-based payment transactions

Equity settled transactions:
The Group provides benefits to employees (including senior executives) of the Group in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

A formal employee share or share option scheme has not been developed.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by reference to the current share price in relation to shares and with the use of a binomial option pricing model in relation to rights to acquire shares, further details of which are given in Note 32.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

I.	The grant date fair value of the award;
II.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

III.	The expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

y)	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

z)	Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends);

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the net fair value of the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

cc)	Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different to those of other business segments.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or segments within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

dd)	Derivative Financial Instruments

The Group uses derivative financial instruments, such as fixed forward swaps to manage price risk. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value are taken directly to the income statement.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

ee)	Compound Instruments

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note
The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represent the value of the foreign currency denominated option that note holders have to convert into ordinary shares in the Company and the early redemption option of the Group. At the date of issue the component parts are recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note is measured at amortized cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Interest
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Discontinued Operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 3.	REVENUE AND EXPENSES

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	2,705,985	1,988,824	-	-
Gas sales	4,753,326	5,917,181	-	-
Other liquids	667,586	721,182
Other	4,954	11,950	-	-
	8,131,851	8,639,137	-	-
Finance Income
Interest income	73,704	185,620	21,344	181,575

Total Revenue	8,205,555	8,824,757	21,344	181,575

Other Income
Movement in fair value of held for trading investments	-	370,271	-	370,272
Gain on cancellation of portion of embedded derivative / options	719,817		719,817
Movement in fair value of embedded derivative	-	2,117,889	-	2,117,889
Gain on fixed forward swaps	388,971	497,636	-	-
Gain on financial liabilities carried at amortised cost on re-estimation of cash flows	680,949	-	-	-
Other	119,040	53,668	-	-
Total Other Income	1,908,777	3,039,464	719,817	2,488,161

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Consolidated Entity		Parent Entity
b General and Administration	2008 $	2007 $	2008 $	2007 $
Employee Benefits
Salary and employee benefits	(1,510,479)	(1,237,122)	(323,539)	(322,672)
Share based payments	(385,994)	-	(385,994)	-
Total Employee Expense Benefits	(1,896,473)	(1,237,122)	(709,533)	(322,672)

Other General and Administration
Foreign exchange losses	(1,270)	-	(5,949,239)	(7,266,203)
Consultants’ fees	(446,850)	(711,568)	(30,000)	(121,514)
Lease payments	(234,505)	(222,282)	(153,841)	(132,140)
Legal costs	(269,189)	(412,827)	(13,480)	(15,775)
Assurance, accounting and taxation advice	(933,717)	(799,456)	(492,868)	(495,547)
Movement in fair value of derivative instruments	(1,571,746)	(588,146)	-	-
Travel and accommodation	(279,084)	(344,341)	(61,926)	(64,104)
Movement in fair value of held for trading investments	(15,442)	-	(15,442)	-
Movement in fair value of embedded derivative	(1,272,640)	-	(1,272,640)	-
Filing and listing fees	(98,037)	(24,998)	(21,203)	(23,139)
Insurance	(177,039)	(123,415)	(35,448)	(42,375)
Investor and public relations	(383,291)	(253,695)	(63,789)	(225,452)
Printing, postage and stationery	(62,071)	(21,123)	(41,385)	(18,762)
Other	(481,824)	(484,446)	(102,989)	(8,072)
Total Other General and Administration Expenses	(6,226,705)	(3,986,297)	(8,254,250)	(8,413,083)
	(8,123,178)	(5,223,419)	(8,963,783)	(8,735,755)

c Finance costs
Unwinding of discount associated with restoration obligation	(10,703)	(19,507)	-	-
Amortised borrowing costs	(127,157)	(137,232)
Interest expense	(3,333,708)	(3,580,161)	-	-
Total Finance Costs	(3,471,568)	(3,736,900)	-	-

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
d Depreciation and amortisation, included in the income statement
Included in cost of sales:
Depreciation on lease and well equipment	103,583	151,702	-	-
Depletion of oil and gas properties	1,172,178	2,494,750	-	-
	1,275,761	2,646,452	-	-

Depreciation of furniture and fittings	92,413	70,879	7,332	10,572
	1,368,174	2,717,331	7,332	10,572

e Significant Items
Net reversal of impairment	4,703,774	781,972	-	-
Total Impairment Expense	4,703,774	781,972	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

2008
At balance date, the Directors determined that the conditions which led to the impairments recorded during prior periods no longer existed. Impairment reversals have primarily been recognised in relation to three fields:

Field	Impairment Reversed	Reason for reversal
Pierce	$666,665	This field is primarily an oil field and the increase in the oil price as well as recent remedial workover activity has lead to an increase in the reserve value.
Jonah	$2,551,986	The reserve value of this field has increased primarily due to the strengthening gas price and stronger than expected well performance.
Look Out Wash	$1,116,049
The reserve value of this field has increased primarily due to the strengthening gas price and deferred production now being realized from the extended shut-in period experienced January through March, 2008.

Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The average forward price of natural gas has decreased approximately by 24% and oil has decreased by 20% from 30 June 2008 to 23 September 2008. Refer to note 13b) for additional disclosures on the impact of this decrease.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
f Included in exploration expenditure
Dry Hole Costs	2,587,075	-	-	-

NOTE 4.	INCOME TAX

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
The major components of income tax expense are:
Income statement
Current income tax	-	-	-	-
Deferred income tax relating to origination & reversal of temporary differences	-	-	-	-
Income tax expense reported in the income statement	-	-	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Groups applicable income tax rate is as follows:

Accounting (loss) before income tax from continuing operations	(3,529,174)	(2,821,291)	(8,222,622)	(6,066,019)
Profit before tax from discontinued operations	597,580	218,283	-	-
Total accounting (loss) before income tax	(2,931,594)	(2,603,008)	(8,222,622)	(6,066,019)
At the Group’s Australian statutory income tax rates of 30% (2006: 30%)	(879,478)	(780,902)	(2,466,787)	(1,819,806)
Expenditure not allowable for income tax purposes	989,573	60,185	2,283,373	2,014,408
Income not assessable for income tax purposes	(481,877)	(589,526)	(215,945)	(469,715)
Effect of US tax rate differential	(134,606)	(326,795)	-	-
Deferred tax assets not brought to account as realisation is not considered probable	664,119	1,637,037	399,359	275,113
Aggregate income tax	157,731	-	-	-

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Aggregate income tax expense attributable to:
Continuing operations	-	-	-	-
Discontinued operations	157,731	-	-	-
	157,731	-	-	-

The Group’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Group’s interest in the Amber field located in Oklahoma. This expense has been recorded as part of the discontinued operations.

	Balance Sheet		Income Statement
Consolidated	2008 $	2007 $	2008 $	2007 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Unrealised foreign exchange gains on foreign assets	-	-	-	462,222
Oil and gas properties	198,995	-	213,423	-
Loan fees	2,199	3,345	(808)	(2,977)
Gross deferred tax liabilities	201,194	3,345

Deferred tax assets
Losses available to offset against future taxable income	10,073,218	11,824,183	573,533	1,512,476
Assets held for trading	10,860	6,342	(4,518)	(437,056)
Oil and gas properties	-	866,272	820,180	(80,634)
Share issue costs	41,726	57,493	15,767	(19,713)
Hedge liability	802,061	226,090	(646,154)	201,220
Other	-	29,678	29,678	(456,722)
Deferred tax assets not brought to account as realisation is not regarded as probable	(10,726,671)	(13,006,713)	(1,001,101)	(1,178,816)
Gross deferred tax assets	201,194	3,345

Deferred tax income/(expense)			-	-
Net deferred tax recognised in the balance sheet	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Balance Sheet		Income Statement
Parent	2008 $	2007 $	2008 $	2007 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Unrealised foreign exchange gains on foreign assets	-	-	-	(462,222)
Gross deferred tax liabilities	-	-

Deferred tax assets
Losses available to offset against future taxable income	1,794,635	1,395,276	(399,359)	(518,363)
Assets held for trading	10,860	6,342	(4,518)	437,056
Share Issue Costs	41,726	57,493	15,767	19,713
Other	-	29,678	29,678	(4,708)
Deferred tax assets not brought to account as realisation is not regarded as probable	(1,847,221)	(1,488,789)	(349,396)	528,524
Gross deferred tax assets

Deferred tax income/(expense)			-	-
Net deferred tax recognised in the balance sheet	-	-

The Group has tax losses carried forward arising in Australia of $5,982,118 (2007: $4,650,921). The benefit of these losses of $1,794,635 (2007: $1,395,276) will only be obtained in future years if:

i.	the Consolidated Entity and the Parent Entity derive future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity and the Parent Entity have complied and continue to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realising the benefit from deduction for the losses.

The Group has Federal net operating losses in the United States of approximately US$21,989,064 (2007: US$21,122,490). The utilisation of approximately US$13,056,705 (2007: US$13,056,705) is limited to an estimated US$403,194 (2007: US$403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005. If not utilised, the tax net operating losses will expire during the period from 2008 to 2026. Of the US$13,056,705, US$9,023,861 will never be utilised and will expire by June 2025.

The Group has not recognised a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately US$10,787,156 (2007: US$10,611,744) of State carried forward tax losses, with expiry dates between June 2008 and June 2022. A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.	DIVIDENDS

No dividends have been declared during the year (2007: Nil).

The balance of the franking account at the end of the year was nil (2007: Nil).

NOTE 6.	CASH AND CASH EQUIVALENTS

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Cash at bank and on hand	2,788,075	3,985,991	270,910	1,962,702

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the consolidated entity is $2,788,075 (2007:$3,985,991).

The fair value of cash and cash equivalents held by the parent entity is $270,910 (2007: $1,962,702).

NOTE 7.	TRADE AND OTHER RECEIVABLES

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $
CURRENT
Trade receivables (i)		1,761,312	1,778,459	-	-
Net GST Receivable		13,550	22,784	13,550	22,784
Other receivables (ii)		160,405	74,236	20,000	74,140
		1,935,267	1,875,479	33,550	96,924

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

NON CURRENT
Loans receivable from controlled entities (iii)	-	-	45,853,340	48,243,304
Allowance for impairment	-	-	(24,074,027)	(24,074,027)
	-	-	21,779,313	24,169,277
Other receivables (iv)	31,823	-	31,823	-
	31,823	-	21,811,136	24,169,277

(iii)
These receivables are non-interest bearing, unsecured and are repayable on demand. These receivables are not expected to be repaid within twelve months. The carrying value of these receivables approximates the fair value.

These loans were impaired during the year ended 30 June 2006, following the significant impairments recorded within the controlled entities.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(iv)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months.

NOTE 8.	INVESTMENTS HELD FOR TRADING

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

CURRENT
At fair value
Shares – listed	180,590	552,859	180,590	552,859
	180,590	552,859	180,590	552,859

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

NOTE 9.	PLANT & EQUIPMENT

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Office Equipment
Cost	489,310	451,297	28,204	39,954
Accumulated depreciation	(236,394)	(178,963)	(23,863)	(28,281)
	252,916	272,334	4,341	11,673

At 1 July, net of accumulated depreciation	272,334	138,302	11,673	20,107
Additions	105,085	236,535	-	2,138
Disposals	-	-	-	-
Depreciation charge for the year	(92,413)	(70,879)	(7,332)	(10,572)
Exchange adjustment	(32,090)	(31,624)	-	-
At 30 June, net of accumulated depreciation and impairment	252,916	272,334	4,341	11,673

Lease and Well Equipment
Cost	2,713,664	3,746,240	-	-
Accumulated depreciation and impairment	(904,928)	(1,133,729)	-	-
	1,808,735	2,612,511	-	-

At 1 July, net of accumulated depreciation and impairment	2,612,511	2,122,066	-	-
Additions	440,954	1,207,000	-	-
Disposals	(803,422)	-	-	-
Depreciation charge	(178,949)	(331,168)	-	-
Exchange adjustment	(262,360)	(385,387)	-	-
At 30 June, net of accumulated depreciation and impairment	1,808,735	2,612,511	-	-

Total Plant and Equipment	2,061,651	2,884,845	4,341	11,673

The useful life of the assets was estimated as follows for both 2008 and 2007:

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Office Equipment	Between 3 and 5 years, using the straight line method
Lease and Well Equipment	Amortised over the expected life of the field, usually between 3 and 25 years, using the units of production method.

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.

NOTE 10.	EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Balance at the beginning of the year	5,411,690	3,704,065	-	-
Amount acquired during the year	99,843	1,164,725	-	-
Expenditure incurred during the year	-	1,232,718	-	-
Amount written off during the year	(103,068)	-	-	-
Exchange adjustment	(627,340)	(689,818)	-	-
	4,781,125	5,411,690	-	-

The expenditure incurred in the current year relates to exploration acreage purchased for which the determination of proved reserves is still pending.

The carry forward expenditure relates to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Company’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTE 11.	INVESTMENTS IN CONTROLLED ENTITIES

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $

Shares in controlled entities	24	-	-	18,784,026	18,784,026
		-	-	18,784,026	18,784,026

NOTE 12.	RESTRICTED CASH

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Current
Prepayment of a cash call by a farm-in partner	-	1,354,448	-	-
	-	1,354,448	-	-

In the prior year these funds related to a cash call made by the Group on its farm-in partners’ in relation to a planned well. Drilling did not commence on this project in the time frame planned and these funds were returned to the farm-in partners’ in the current year.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	151,573	171,699	-	-
	151,573	171,699	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

These bonds are interest bearing and will be repaid to the Group following the relinquishment of the related exploration permit by the Company. This is not expected to occur within the next twelve months.

NOTE 13.	OIL AND GAS PROPERTIES

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Proved developed producing properties at cost	40,339,403	49,225,014	-	-
Accumulated depletion	(5,068,799)	(5,889,404)	-	-
Impairment	(3,958,963)	(9,109,694)
	31,311,641	34,225,916	-	-

Proved undeveloped properties at cost	15,126,904	21,260,014	-	-
Impairment	(4,757,455)	(9,142,561)	-	-
	10,369,449	12,117,453	-	-

Total	41,681,090	46,343,369	-	-

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	34,225,916	39,781,267	-	-
Additions	2,647,515	3,842,332	-	-
Disposals	(5,002,726)	-	-	-
Transfer from proved undeveloped properties	730,980	-	-	-
Net impairment reversal/(expense)	3,891,692	(64,824)	-	-
Depreciation charge	(1,436,118)	(3,386,181)	-	-
Restoration asset impaired	(76,542)
Decrease in restoration liability	(178,772)	-	-	-
Exchange adjustment	(3,490,304)	(5,946,678)	-	-
At 30 June, net of accumulated depreciation and impairment	31,311,641	34,225,916	-	-

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	12,117,453	13,832,046	-	-
Additions	-	322,830	-	-
Disposals	(165,959)	-	-	-
Transfer to proved developed producing properties	(730,980)	-	-	-
Transfer to deferred exploration expenditure	-	(160,656)	-	-
Net impairment reversal/(expense)	559,130	(236,927)	-	-
Exchange adjustment	(1,410,195)	(1,639,840)	-	-
At 30 June, net of accumulated depreciation and impairment	10,369,449	12,117,453	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

a)	Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Group. This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
The written down value of assets pledged as security are:
Producing properties	31,311,641	34,225,916	-	-
Non producing properties	10,369,449	12,117,453	-	-
	41,681,090	46,343,369	-	-

b)	Impairment of oil and gas properties

At 30 June 2008, the Group reviewed the carrying value of its oil and gas properties for impairment. An internal review was performed to assess the recoverable amount based on the net present value of the Group’s assets (by cash generating unit). The discount rate used to assess the recoverable amount (based on the value in use) was 10%. The value in use has been based on the expected lives of the respective fields.

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense reversal of $4,450,775 (2007: expense of $301,751). It is the Group’s policy to use proved and probable reserves to support the carrying value of its properties. Refer to Note 3 e for further details.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to support the carrying value of the oil and gas properties at that date. The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775. Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased approximately by 24% and oil has decreased by 20%, from 30 June 2008 to 23 September 2008.

The net present value of future cash flows, used to support the carrying value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used. Using the forward curve at 23 September 2008, would have resulted in the Company recording impairment losses of approximately $11.3 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position. Using the CIG forward curve at 23 September 2008, the value of the derivative would have been an asset of $337,590, as opposed to a liability of $2,056,671. This represents a gain of $2.4 million from the value recorded at balance date.

The impact of the decrease in the commodity prices on the Group’s impairment losses and gas swap derivative balances would have resulted in an increase in the Group’s loss by approximately $13.4 million for the year.

NOTE 14.	TRADE AND OTHER PAYABLES

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Trade payables (i)	826,113	2,901,166	118,098	476,007

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 15.	PROVISIONS

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Current
Provision for Employee Benefits	136,465	93,051	64,232	32,401

Non-current
Provision for Employee Benefits	984	32,317	984	32,316
Provision for Restoration	716,040	1,136,097	-	-
	717,024	1,168,414	984	32,316

A provision for restoration is recognised in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Provision for Restoration
Balance at beginning of year	1,136,097	1,388,967	-	-
Recognised upon acquisition of new assets	82,153	44,751	-	-
Disposals	(221,792)	-	-	-
Decrease in provision due to change in liability date and discount rate	(178,772)	-	-	-
Reduction in provision relating to wells plugged and abandoned during the year	-	(117,814)	-	-
Unwinding of discount	10,703	19,507	-	-
Exchange adjustment	(112,349)	(199,314)	-	-
Balance at end of the year	716,040	1,136,097	-	-

NOTE 16.	CONVERTIBLE NOTES

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Secured
Convertible notes
Host debt contract	13,416,217	17,697,138	-	-
	13,416,217	17,697,138	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Consolidated Entity
On 26 May 2006, the Group drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and has been converted to AUD at the spot rate on balance date of AUD:USD 0.9615 (2007: 0.8488).

This loan is comprised of two tranches:

Tranche A
Face Value: $11,440,458
Coupon rate: 9.25%
Maturity date: 31 May 2011

This loan has a face value of US$11,000,000. In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. The conversion price of the options is 42.44 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006. The host contract bears interest at an effective rate of 20.37%.

Tranche B
Face Value: $6,302,652
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche may be repaid at any time at the Company’s option before 31 May 2009. There is no requirement for the Company to repay the loan prior to 31 May 2009. This tranche of the loan was originally drawn down for US$10,000,000. On 30 June 2007, the Company repaid US$1,000,000. In June 2008, the Company repaid an additional US$2,940,000. The host contract bears interest at an effective rate of 20.62%.

10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion between 31 May 2009 and 31 May 2011. The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009, and is subject to adjustment in accordance with customary market practice. The conversion options are embedded in the convertible loan.

Repayments against this tranche of the facility reduce the number of options outstanding by 1 option for every one US dollar repaid. At the date of this report there were 6,060,000 (2007: 9,000,000) options outstanding. This repayment also had the impact of decreasing the value of the embedded derivative following the cancellation of 2,940,000 options.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs are available under the terms of the loan agreement.

The facility contains customary restrictions, including covenants limiting the Company’s ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. The Company also must maintain specified financial requirements under the terms of the facility:

•	For the Consolidated Entity, the discounted Proved Developed Producing Reserves to outstanding debt ratio must be no less than 1.2:1
•	The Consolidated Entity is required to maintain a current ratio greater than 1:1
•	The Consolidated Entity is required to maintain Aged Debts (greater than 90 days outstanding) for the Group of less than US$1,000,000.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Debt covenants are measured at the end of September, December, March and June. The Consolidated Entity is in compliance with these covenants.

The loan has been classified into two components; a debt component (a contractual obligation to deliver cash) and an embedded derivative (call option of the holder and early redemption option of the Group). Refer to Note 19 for details in regard to the embedded derivatives.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility. The table below summarises the model inputs for the valuation of the embedded derivatives.

	June 2008	June 2007
Dividend Yield (%)	-	-
Expected volatility (%)	75	50
Risk-free interest rate (%)	2.64-2.86	4.875%
Expected life of options – years	2-3	2-4
Option Exercise Price – cents	22-50	22-57
Share Price – cents	19	19

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the income statement.

NOTE 17.	CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

		Consolidated Entity		Parent Entity
Contributed Equity	Note	2008 $	2007 $	2008 $	2007 $

209,154,216 ordinary fully paid shares including shares to be issued		72,716,545	69,347,605	72,716,545	69,347,605
(2007 – 192,263,833 ordinary fully paid shares including shares to be issued)

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the parent does not have authorised capital nor par value in respect of its issued shares.

	2008		2007
Movements in contributed equity for the year	No. of shares	$	No. of shares	$

Opening balance	192,073,833	69,347,605	190,559,111	69,366,304
Capital Raising (i)	16,895,383	3,379,077	-	-
Shares issued as part of Kestrel acquisition (ii)	125,000	-	-	-
Shares issued to Kestrel option holders (iii)	-	-	1,514,722	-
Transaction costs incurred	-	(10,137)	-	(18,699)
Shares on issue at balance date	209,094,216	72,716,545	192,073,833	69,347,605

Shares to be issued (ii)	65,000	-	190,000	-
Closing Balance	209,154,216	72,716,545	192,263,833	69,347,605

(i)	In the current year the Company successfully completed a capital raising issuing 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 before costs.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(ii)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held. The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share. As at balance date acceptances had been received for 65,000 (2007:190,000) shares which have not yet been issued. These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(iii)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the minority interests of Kestrel Energy Inc. The options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil & Gas Limited shares based on the share price at the date of acceptance. All acceptances for this offer were received during the year ended 30 June 2006, however the shares were issued during the year ended 30 June 2007.

(b)	Share Options

On 24 December 2004, 10,250,000 options were issued to Directors, employees and other parties. These options have an exercise price of 25 cents and expire on 31 December 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended 30 June 2006.

On 14 June 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company. These options vested immediately, had an exercise price of 45 cents and expire on 31 May 2011.

On 22 May 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided. These options vested immediately, have an exercise price of 42 cents and expire on 31 May 2009. They have a deemed value at grant date of 20.79 cents.

On 30 May 2006, 21,000,000 options were issued to Macquarie Bank Limited. Refer to Note 16, Convertible Notes for further details in relation to the terms and conditions of these options. 1,000,000 of these options were cancelled during the year ended 30 June 2006 following the repayment by the Company of a portion of the associated loan. An additional 2,940,000 options were cancelled during the current year following the repayment of a portion of the associated loan in June 2008.

On 6 November 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc. The options have an exercise price of $0.42 shares and expire October 31, 2009. They have been recorded as a cost of investment in Kestrel Energy Inc.

On 11 October 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of 10 October 2012. These options vest immediately.

On 11 October 2007, 4,000,000 options were issued to key management personnel. These options have an exercise price of 30 cents per share and an expiry date of 10 October 2012. These options vested immediately.

On 12 May 2008, 2,000,000 options were granted to key management personnel. These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013. 600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

At the end of the year there were 51,277,415 (2007: 44,838,338) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

		Consolidated Entity		Parent Entity
Reserves	Note	2008 $	2007 $	2008 $	2007 $

Foreign currency translation reserve		(8,099,356)	(3,580,428)	-	-
Equity reserve		(1,373,063)	(1,373,063)	-	-
Share based payments reserve		3,095,477	2,709,483	3,095,477	2,709,483
		(6,376,942)	(2,244,008)	3,095,477	2,709,483

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of foreign subsidiaries with functional currencies that differ to that of the parent.

During the year the Parent Entity recognised $5,949,239 (2007: $7,266,203) in unrealised foreign exchange losses in relation to its receivables from its controlled entity.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 18.	ACCUMULATED LOSSES

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Balance previously reported at the beginning of the year	(28,959,382)	(28,500,535)	(30,124,424)	(26,538,489)
Impact of correction of inaccurate valuation in prior year (Note 19)	-	2,144,161	-	2,480,084
Restated balance at the beginning of the year	(28,959,382)	(26,356,374)	(30,124,424)	(24,058,405)
Net loss attributable to members of Samson Oil & Gas Limited, after income tax	(3,089,325)	(2,603,008)	(8,222,622)	(6,066,019)
Balance at the end of the year	(32,048,707)	(28,959,382)	(38,347,046)	(30,124,424)

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 19.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Current
Fixed forward swaps	1,644,900	262,513	-	-
Embedded derivatives / Options	3,436,263	-	3,436,263	889,156
	5,081,163	262,513	3,436,263	889,156
Non Current
Fixed forward swaps	411,667	317,204	-	-
Embedded derivatives / Options	-	3,104,073	-	2,214,917
	411,667	3,421,277	-	2,214,917

The embedded derivatives represent options issued to Macquarie Bank Limited as part of the Group’s convertible note facility. The settlement of this liability does not require cash settlement. Refer to Note 16 for further details in relation to the terms, conditions and valuation the embedded derivative in the convertible notes (options).

The value of the embedded derivative features in the convertible notes (options) have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the profit and loss.

Refer to Note 27 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

Correction of Inaccurate Valuation in year ended 30 June 2006
In the year ended 30 June 2006, the Group recognised embedded derivatives in relation to its convertible notes issued in May 2006. Due to an inaccurate valuation of the embedded derivatives as at 30 June 2006, a net gain from the embedded derivatives amounting to $2,480,084 should have been recorded in the income statement. Furthermore, additional interest expense in relation to the host contract amounting to $335,923 was not recorded in the income statement. The inaccurate valuation had the effect of overstating the loss for the year ended 30 June 2006 and the accumulated losses for the Group as at 30 June 2006 by $2,144,161.

In addition, the parent company did not separately recognise the attaching options at the date of issue of the convertible notes in May 2006. The impact was to understate the intercompany receivable and derivative liability by $5,429,005 at the date of issue. Furthermore, the fair value movement in the derivative liability of $2,480,084 was not recognised in the Company’s income statement during the period to 30 June 2006. This had the effect of overstating the company’s loss for the year ended 30 June 2006 and overstating the accumulated losses of the Company as at 30 June 2006 by $2,480,084.

These errors have been corrected by the restatement of each of the affected financial statement line items for the year ended 30 June 2006 as described above.

The current accounting policy in relation to the embedded derivative can be found in Note 2 ee.

NOTE 20.	COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Group’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests. Expenditure commitments on mineral tenure for the Group can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending 30 June 2009 is $102,140 (2007: $239,161), which includes the minimum amounts required to retain tenure. It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of US$215,125/A$223,738 (2007: US$317,992/A$374,637) converted at the AUD/USD spot exchange rate at year end of 0.9615 (2007: 0.8488).

(c)	Operating Lease Commitments – Group as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Minimum lease payments
- not later than one year	145,800	175,000	70,989	65,000
- later than one year and not later than five years	481,432	110,000	261,795	-
Aggregate lease expenditure contracted for at balance date	627,232	285,000	332,784	65,000

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Within one year:	779,290	718,937	-	718,937
After one year but not more than five years	638,020	318,351	-	318,351
	1,417,310	1,037,288	-	1,037,288

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 21 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 21.	DIRECTOR AND EXECUTIVE DISCLOSURES

a)	Compensation by category: key management personnel

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Short Term	977,671	965,743	223,284	212,673
Post Employment	58,946	-	10,101	-
Share-based Payments	385,994	-	385,994	-
	1,422,611	965,743	619,379	212,673

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

b)	Option holdings of key management personnel (Consolidated)

30 June 2008	Balance at beginning of period 1 July 2007	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2008	Options vested at 30 June 2008*

Directors
D. Cairns	1,000,000	-	-	-	-	1,000,000	1,000,000
N. MacLachlan	1,000,000	-	-	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	-	-	8,000,000	8,000,000
N. Fearis	-	-	-	-	-	-	-
V. Rudenno	-	-	-	-	-	-
M. Burne (i)	1,000,000	-	-	-	(1,000,000)	-	-

Executives
D. Rakich	1,000,000	-	-	-	-	1,000,000	1,000,000
J. Rhodes (ii)	2,000,000	-	(2,000,000)	-	-	-
R. Lamont	100,000	-	-	2,000,000	-	2,100,000	2,100,000
R. Gardner (iii)	-	-	-	2,000,000	-	2,000,000	2,000,000
D. Ninke (iv)	-	-	-	2,000,000	-	2,000,000	600,000
Total	14,100,000	-	(2,000,000)	6,000,000	-	17,100,000	15,700,000

*All options vested are exercisable at 30 June 2008.

Options issued to Ms Lamont and Mr Gardner during the year vested at grant date. 600,000 of the options issued to Mr Ninke vested upon grant, 600,000 will vest after 12 months employment of Mr Ninke, with the remaining 800,000 options vesting following 24 months of employment of Mr Ninke.

(i)	Mr Burne resigned as director on 19 December 2007.
(ii)
Mr Rhodes, Vice President - Engineering resigned on 3 August 2007. In accordance with the terms and conditions of Mr Rhodes’ contract, the options granted to him upon joining the company expired 90 days from the date of the termination of the contract.

(iii)	Mr Gardner was appointed 1 October 2007.
(iv)	Mr Ninke was appointed 1 April 2008.

30 June 2007	Balance at beginning of period 1 July 2006	Exercised during the year	Granted as compensation	Balance at end of period 30 June 2007	Options vested at 30 June 2007

Directors
M. Burne	1,000,000	-	-	1,000,000	1,000,000
D. Cairns	1,000,000	-	-	1,000,000	1,000,000
N. MacLachlan	1,000,000	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	8,000,000	8,000,000
N. Fearis	-	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	1,000,000	1,000,000
J. Rhodes (i)	2,000,000	-	-	2,000,000	2,000,000
R. Lamont (ii)	100,000	-	-	100,000	100,000
Total	14,100,000	-	-	14,100,000	14,100,000

(i)	Mr Rhodes was appointed 1 May 2006
(ii)	Ms Lamont was appointed 1 May 2006

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

All options were vested at year end.

c)	Shares issued on exercise of options

No options were exercised during 2008 or 2007 by key management personnel.

d)	Shareholdings of key management personnel (Consolidated)

Ordinary Shares held in Samson Oil & Gas Limited (number)

30 June 2008	Balance at beginning of period 1 July 2007	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2008

Directors
M. Burne (i)	500,000	-	-	(500,000)	-
D. Cairns	512,500	-	-	-	512,500
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	109,000	-	-	35,090	144,090
N. Fearis	-	-	-	-	-
V. Rudenno	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
J. Rhodes (ii)	-	-	-	-	-
R. Lamont	-	-	-	-	-
R. Gardner (iii)	-	-	-	-	-
D. Ninke (iv)	-	-	-	-	-
Total	2,934,000	-	-	(464,910)	2,469,090

(i)	Mr Burne resigned as Director of the Company effective, 19 December 2007
(ii)	Mr Rhodes resigned on 3 August 2007
(iii)	Mr Gardner was appointed 1 October 2007
(iv)	Mr Ninke was appointed 1 April 2008

30 June 2007	Balance at beginning of period 1 July 2006	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period 30 June 2007

Directors
M. Burne	500,000	-	-	-	500,000
D. Cairns	512,500	-	-	-	512,500
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	-	-	-	109,000	109,000
N. Fearis (i)	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
J. Rhodes (ii)	-	-	-	-	-
R. Lamont (iii)	-	-	-	-	-
Total	2,825,000	-	-	109,000	2,934,000

(i)	Mr Fearis was appointed 28 November 2005 as an alternate for Mr Burne.
(ii)	Mr Rhodes was appointed 1 May 2006
(iii)	Ms Lamont was appointed 1 May 2006

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

During the year Mr Burne resigned as a director of the Company. Mr M. Burne is a director and shareholder of Golden Prospect plc, a Company which held 15,837,141 fully paid ordinary shares in the Company, as at 19 December 2007 when he resigned (which are not included in the above tables).

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arms length.

g)	Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

h)	Other transactions and balances with key management personnel

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison was paid $8,420 (2007: $3,180) for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

There were no other transaction with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 22.	SEGMENT REPORTING

The Group’s primary segment reporting is geographic segments. The group operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the group take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Samson Oil & Gas Inc., whilst the parent entity, Samson Oil & Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The following table presents revenue, asset and liability information for the geographic segments for the year ended 30 June 2008 and 2007.

	Australia		United States of America – Continuing Operations		United States of America – Discontinued Operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$	$	$
Segment revenue	21,344	-	8,131,851	8,639,137	968,411	2,666,588	9,121,606	11,305,725

Segment result before amortisation and impairment	(2,266,050)	669,151	(2,023,951)	967,313	1,249,219	2,372,903	(3,040,782)	4,009,367
Impairment	-	-	4,703,774	781,972	(252,999)	(1,083,723)	4,450,775	(301,751)
Depreciation and Amortisation	(7,331)	(10,572)	(1,301,511)	(2,706,759)	(398,640)	(1,070,897)	(1,707,482)	(3,788,228)
Segment result	(2,273,381)	658,579	1,378,312	(957,474)	597,580	218,283	(297,489)	(80,612)
Unallocated							(2,634,105)	(2,522,396)
(Loss) before income tax							(2,931,594)	(2,603,008)
Income tax expense							(157,731)	-
(Loss) for the year							(3,089,325)	(2,603,008)

Assets and Liabilities
Segment assets	521,214	2,624,158	53,907,058	54,947,148	-	6,116,468	54,428,272	63,687,774
Unallocated assets							-	-
Total Assets							54,428,272	63,687,774

Segment liabilities	3,619,579	540,726	3,552,855	4,201,662	-	-	7,172,434	4,742,388
Unallocated liabilities							13,416,216	20,801,211
Total Liabilities							20,588,650	25,543,599

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Australia		United States of America – Continuing Operations		United States of America – Discontinued Operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$	$	$
Non Cash Items
Increase in fair value of investments held for trading	(15,442)	370,271	-	-	-	-	(15,442)	370,271
Share based payments	(385,994)	-	-	-	-	-	(385,994)	-
Net gain on cancellation of options associated with embedded derivative	719,817	-	-	-	-	-	719,817	-
Movement in fair value of embedded derivative	(1,272,640)		-	(588,146)	-	-	(1,272,640)	-
Net loss on fair value movement of fixed forward swaps	-	-	(1,571,746)	-	-	-	1,571,746	(588,146)
Net gain on fair value movement of liabilities	-	-	680,949	-	-	-	680,949	-
Impairment (expense)/reversal	-	-	4,703,774	727,649	(252,999)	(1,029,400)	4,450,775	(301,751)
Depreciation	(7,331)	(10,572)	(1,301,511)	(3,333,895)	(398,640)	(443,761)	(1,707,482)	(3,788,228)

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 23.	CASH FLOW STATEMENT

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
(a) Reconciliation of cash

Cash balance comprises: - cash at bank and on hand	2,788,075	3,985,991	270,910	1,962,702
	2,788,075	3,985,991	270,910	1,962,702
(b) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

Net (loss)/profit from ordinary activities after tax	(3,089,325)	(2,603,008)	(8,222,622)	(6,066,019)
Net (gain)/loss recognised on re-measurement to fair-value of investments held for trading	15,442	(370,271)	15,442	(370,271)
Depreciation of non-current assets	1,685,192	3,788,228	7,332	10,572
Foreign exchange loss/(gain)	-	-	5,949,239	7,266,203
Share based payments	385,944	-	385,944	-
Interest expense	1,388,650	1,310,439	-	-
Gain on cancellation of portion of embedded derivative / options	(719,817)	-	(719,817)	-
Movement in fair value of embedded derivatives	1,272,640	(2,117,889)	1,272,640	(2,117,889)
Exploration expenditure	2,937,673	793,345	-	-
Net loss on fair value movement of fixed forward swaps	1,571,746	588,146	-	-
Net gain on sale of oil and gas properties	(493,217)	-	-	-
Gain on financial liabilities carried at amortised cost	(680,949)	-	-	-
Impairment losses/(reversals)	(4,450,775)	301,751	-	-

Changes in assets and liabilities:

(Increase)/decrease in receivables	(91,611)	(75,840)	31,552	68,923
(Increase)/decrease in other assets	(160,958)	(776,052)	-	-
Increase/(decrease) in employee entitlements	12,081	33,630	499	17,549
Increase/(decrease) in payables	(503,046)	(1,369,667)	(354,784)	(52,723)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(920,330)	(497,188)	(1,634,575)	(1,243,655)
(c) Non-Cash Financing and Investing Activities

Acquisition of minority interests	-	564,788	-	564,788

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 24.	RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

				Investment
	Country of	% Equity Interest		2008	2007
Name	Incorporation	2008	2007	$	$
Samson Oil & Gas USA Inc	United States	100.0	100.0	18,784,026	18,784,026

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Loans to controlled entities

Loans
Loans have been made by Samson Oil & Gas Limited to controlled subsidiaries in the amount of $3,778,638 (2007: $8,598,140). These loans are non-interest bearing and have no fixed date for repayment.

An impairment allowance of $24,074,027 was recognised by the Parent in prior periods for impairment against the total intercompany loan balance. No further impairment was recognised in the current period.

An impairment assessment is undertaken each financial year by examining the financial position of the subsidiary and the market in which the subsidiary operates to determine whether there is objective evidence that a subsidiary receivable is impaired. When such objective evidence exists, the Parent will recognise an allowance for the impairment loss.

	Parent Entity
	2008 $	2007 $

Loans receivable from controlled entities	45,853,340	48,243,304
Allowance for impairment	(24,074,027)	(24,074,027)
	21,779,313	24,169,277

There are no other transactions between companies in the Group, other than those disclosed above.

Other related party transactions

2008
Other than the information disclosed below there were no other related party transactions during 2008

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison (a law firm at which Mr Fearis is special counsel) was paid $8,420 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

2007
Other than the information disclosed below there were no other related party transactions during 2007.

During the year, Minter Ellison was paid $3,180 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

Prior to Mr Fearis joining Minter Ellison, he was associated with Jeremy Shervington. The Group paid Jeremy Shervington $5,635 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 25.	AUDITORS’ REMUNERATION

		Consolidated Entity		Parent Entity
	Note	2008 $	2007 $	2008 $	2007 $
Amounts received or due and receivable by Ernst & Young (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the consolidated group		487,068	464,694	92,700	464,694
• other services in relation the entity and any other entity in the consolidated group
- provision of tax related services		19,000	34,973	19,000	34,973
		506,068	499,667	111,700	499,667
Amounts received or due and receivable by other member firms of Ernst & Young International for:
• an audit or review of the financial report of subsidiaries		383,795	315,844	-	-
		889,863	815,511	111,700	499,667

NOTE 26.	(LOSS) PER SHARE

Basic (loss) per share amounts are calculated by dividing net (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted (loss) per share amounts are calculated by dividing the net (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	Consolidated Entity
	Basic
	2008 $	2007 $

Net (loss) from continuing operations attributable to ordinary equity holders of the parent company (used in calculating basic and diluted earnings per share)	(3,529,174)	(2,821,291)

Gain from discontinued operations	439,849	218,283
Net (loss) attributable to equity holders of the parent	(3,089,325)	(2,603,008)

	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	202,910,238	191,973,961

Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	202,910,238	191,973,961

At the end of year there are 51,277,415 (2007:44,838,338) potential ordinary shares on issue. These potential ordinary shares are anti-dilutive for both of the periods presented.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 27.	FINANCIAL INSTRUMENTS

a) Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc. As at 30 June 2008, the outstanding face value of the debt was US$17,060,000 (2007: US$20,000,000) or A$17,743,109 (2007: A$23,562,676) converted at the AUD:USD spot rate at year end of 0.9615 (2007: 0.8488). Refer to Note 16 and Note 19 for further details in relation to this balance.

b) Derivatives

In order to protect the Group from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Group entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

On February 20, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for US$6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

On May 9, 2008, following the sale of its interest in the Amber field in Oklahoma, the Company unwound 50,000 mmbtu of its US$6.03 fixed forward swap at a cost of US$60,000. The Company unwound 5,000 mmtbu per month from January 2009 to October 2009.

The fair value of these fixed forward swaps is recorded in the Balance Sheet as a current or non current liability depending on the maturity date of the swaps. It has been valued by the Company with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period. Any movement in its fair value is taken directly to the Income Statement. At balance date the instruments were a liability valued at $2,056,567 (2007: liability of $579,717) and the Company recorded a loss in relation to the fair value movement of these instruments of $1,571,746 (2007: $588,146).

NOTE 28.	CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Group or Company at balance date (2007: Nil).

NOTE 29.	INTEREST IN JOINTLY CONTROLLED ASSETS

The Company has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

		Percentage of Interest Held	Percentage of Interest Held
Name		% 2008	% 2007
Exploration
Baxter Shale	United States of America	55.0	55.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
State GC	United States of America	37.0	26.0

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

		Percentage of Interest Held	Percentage of Interest Held
Name		% 2008	% 2007
South Goose Lake	United States of America	25.0	25.0

Production
Amber	United States of America	-	37.5
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kaye Unit	United States of America	-	2.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5

Oil and gas properties held as jointly controlled assets total $41,681,090 (2007: $46,343,369).

NOTE 30.	EVENTS SUBSEQUENT TO BALANCE DATE

Davis Blintiff #1
In June 2008, the Davis Blintiff #1 well spudded in the Sabretooth Prospect in Brazoria County, Texas. The well is being deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets can be intersected vertically. On 5 September 2008, drilling operations were completed on this well. This well is considered a success and its value will be included in the next reserve report review. At 30 June 2008, the Company had prepayments recorded in relation to this well of $223,757.

Leonard #1-23H
In August 2008, the Company signed an application for expenditure in relation to drilling the Leonard #1-23H well in the North Stockyard field in North Dakota. At the time of signing the application for expenditure, the Company was required to prepay the operator of this field US$199,417. This represents the Company’s share (16%) of the initial drilling costs associated with this well. Drilling is expected to commence at the end of September 2008. The financial effect of this has not been reflected in the financial report for the year ended 30 June 2008.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to support the carrying value of the oil and gas properties at that date. The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775. Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The average forward price of natural gas has decreased approximately by 24% and oil has decreased by 20%, from 30 June 2008 to 23 September 2008.

The net present value of future cash flows, used to support the carrying value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used. Using the forward curve at 23 September 2008, would have resulted in the Company recording impairment losses of approximately $11.3 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production is hedged with Macquarie Bank Limited, until October 2009, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position. Using the CIG forward curve at 23 September 2008, the value of the derivative would have been an asset of $337,590, as opposed to a liability of $2,056,671. This represents a gain of $2.4 million from the value recorded at balance date.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The impact of the decrease in the commodity prices on the Group’s impairment losses and gas swap derivative balances would have resulted in an increase in the Group’s loss by approximately $13.4 million

The Directors are not aware of any matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NOTE 31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial assets and financial liabilities comprise receivables, payables, convertible notes, investments held for trading, cash and derivatives.

The Group manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy. The objective of the strategy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally gas price fixed forward swaps, to manage the price risk arising from the Group’s operations. These derivatives do not qualify for hedge accounting.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk. The Group uses different method to measure and manage the different types of risks to which it is exposed. These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices. Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board. The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management
When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Group funds its activities through capital raisings and debt funding, where appropriate. The Group is not subject to any externally imposed capital requirements.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Convertible notes (including the embedded derivatives)	16,852,481	20,801,211	-	-
Less cash and cash equivalents	(2,788,075)	(3,985,991)	(270,910)	(1,962,702)
Net debt	14,064,406	16,815,220	-	-
Total equity	34,290,896	38,144,215	37,464,976	41,932,664

Total capital	48,355,302	54,959,435	37,194,066	39,969,962

Gearing Ratio	29.09%	30.60%	-	-

The Group is not subject to any externally imposed capital requirements.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Interest rate risk
The Group continually reviews its interest rate exposure. Consideration is given to potential restructuring of its existing positions and alternative financing.

The Group has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate. The terms and conditions of this note are detailed in Note 16. The Group’s cash assets are exposed to minimal interest rate risk. The Group’s cash accounts are primarily held in low or no interest rate accounts. Interest revenue is not a significant income item for the Group and the Groups does not rely on the cash generated from interest income.

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Cash exposed to Australian interest rates	261,556	1,951,013	261,556	1,951,013
Cash exposed to United States of America interest rates	1,273,307	1,354,447	-	-

The average floating interest rate for the consolidated entity in the United States was 1.0% (2007: 3.5%)

The average floating interest rate for the consolidated entity in Australia was 3.5% (2007: 5.0%)

The Group does not have any cash exposed to fixed interest rates.

At 30 June 2008 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	653	4,877	-	-
- 0.5% (50 basis points)	(1,307)	(9,755)	-	-

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	1,909	2,031	-	-
- 0.25% (25 basis points)	(3,183)	(3,386)	-	-

Foreign Currency Risk
As a result of significant operations in the United States, the Group’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US$’s.

The Group does not have any foreign currency cash flow hedges.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

At balance date, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Financial Assets
Cash and cash equivalents	9,353	11,687	9,353	11,687
Trade and other receivables	-	-	21,779,315	24,169,277
Restricted funds	-	-	-	-

Financial Liabilities
Trade and other payables	-	-	-	-
Derivative financial instruments	3,436,263	3,104,073	3,436,263	3,104,073

Net Exposure	(3,426,910)	(3,092,386)	18,352,405	21,076,891

At 30 June 2008 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
AUD:USD +3%	141,704	(192,411)	-	-
AUD:USD -10%	264,944	(295,371)	-	-

Parent
AUD:USD +3%	(1,320,020)	(1,405,144)	-	-
AUD:USD -10%	5,094,815	5,360,367	-	-

Consolidated Entity
The impact of the change in the foreign exchange rate in the consolidated entity, relates to the valuation of the embedded derivative. The inputs into this model are denominated in USD’s, therefore any change in the AUD/USD exchange will impact the valuation of the embedded derivative.

Parent Entity
The impact of the change in the foreign exchange rate in the parent entity, relates to the valuation of the loans to controlled entities, which are denominated in USD’s. An increase in the AUD/USD rate, lowers the value of the receivable and increases the foreign currency loss recorded by the Parent Entity. Conversely, a decrease in the AUD/USD rate, increases the value of the receivable and decreases the foreign exchange loss recorded by the Parent Entity.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Price risk
Price risk arises from the Group’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Group. Sustained weakness in oil and natural gas prices may adversely affect the Group’s financial condition.

The Group manages this risk by continually monitoring the oil and gas price and the external factors that may effect it. The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk. Derivatives are used to manage this risk where appropriate. The Board must approve any derivative contracts that are entered into by the Company.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The Group has entered into fixed forward swap contracts with Macquarie Bank Limited covering appropriately 75% of the Group’s natural gas production until October 2009.

Whilst a decrease in the price of natural gas will have a negative impact on the sales income from natural gas, this will be partially offset by an increase in the gain from fixed forward swaps. The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if gas prices were to rise, sales income from natural gas would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps. Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At 30 June 2008 if the price of natural gas, as determined by the price at Colorado Interstate Gas price point, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Gas price + 10%	(622,975)	(1,589,337)	-	-
Gas price – 20%	1,253,503	1,446,723	-	-

Parent
Gas price + 10%	-	-	-	-
Gas price – 20%	-	-	-	-

The Group does not have any derivative instruments in place to protect it against price risk associated with oil sales. The Board believes the Groups exposure to falling gas prices is tolerable.

Equity Price Risk
The Group and Company are exposed to equity price risk in relation to the Company’s share price. This is due to the fact that the Company’s share price is an input into the valuation model used to value the embedded derivatives and options.

While the Group does not manage this risk specifically, the Board and Executives continually monitor the share price and make decisions aimed at increasing share holder value.

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Company Share price 22 cents at balance date	(226,885)	(311,303)	-	-
Company Share price to 10 cents at balance date	1,080,513	1,104,018	-	-

Parent
Company Share price 22 cents at balance date	(365,180)	(311,303)	-	-
Company Share price to 10 cents at balance date	1,080,513	1,104,018	-	-

The Company’s share price at 30 June 2008 was 19 cents.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Credit Risk
The Group manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognized, creditworthy third parties, and as such collateral is not requested nor is it the Group’s policy to securitise its trade and other receivables.

The Group holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Group’s receivable balance, the Board does not consider this a significant risk to the Group as the debtors are all creditworthy with no history of default. As at the date of this report, the Group does not have any receivables which are past their due date and the Group has not recorded any impairment in relation to its receivables.

During the year ended 30 June 2006, the parent company recognised $24,074,027 in impairment in relation to its receivable outstanding to its 100% owned subsidiary. No further impairment has been recognised to date.

Liquidity Risk
The Group’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate. It is the Group’s policy to review the cash flow forecasts regularly to ensure that the Group can meet its obligations when they fall due.

The table below reflects all contractual repayments and interest resulting from recognized financial liabilities, including derivative instruments as of 30 June 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2008.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:
	Consolidated Entity		Parent Entity
	2008 $	2007 $	2008 $	2007 $
6 months or less	1,762,546	1,263,448	-	-
6-12 months	1,567,894	1,251,254	-	-
1-5 years	21,312,426	32,591,958	-	-
	24,642,866	35,106,660

The Group monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.

At balance date, the Group does not have any unused credit facilities.

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Group’s financial instruments recognised in the financial statements.

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2008 $	2007 $	2008 $	2007 $
Financial Assets
Cash	2,788,075	3,985,991	2,788,075	3,985,991
Trade and other receivables	1,935,267	1,875,479	1,935,267	1,875,479
Assets held for trading	180,590	552,859	180,590	552,859
Restricted funds	151,573	1,526,147	151,573	1,526,147

Financial Liabilities
Trade and other payables	826,113	2,901,166	826,113	2,901,166
Derivatives	5,492,831	3,683,790	5,492,831	3,683,790
Convertible notes – host contract	13,416,217	17,697,138	12,609,229	16,890,033

NOTE 32.	SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

In October 2007, 4,000,000 options were issued to employees. These options have an exercise price of 30 cents per share, vested immediately and expire on 11 October 2012. The value of these options was 8.52 cents.

In May 2007, 2,000,000 options were issued to an employee. These options have an exercise price of 25 cents per share and 12 May 2013. 600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

During the prior year 8,500,000 options were issued to employees, directors and consultants associated with the Company. These options have an exercise price of 45 cents, vested immediately and expire on 31 May 2011. The value of these options was 23.87 cents per option for those issued to directors and 15.22 cents per option for those issued to executives. Although the options were issued on the same terms and conditions, different values have been assigned to them due to differences in the variables used in the binomial option pricing model used to the value the options.

The associated expense has been recognized in the income statement for the relevant year. The binomial pricing model used to value the options used the following variables. The volatility has been estimated with reference to the historical volatility levels of the Company’s share price as well as consideration for the future expected volatility.

Option issued during 2008
The options have been valued at 8.52 cents per option at the grant date of 11 October 2007.

Share price at grant date (cents)	0.20
Exercise price (cents)	0.30
Time to expiry (years)	1,825
Risk free rate (%)	5.5
Share price volatility (%)	50

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The options have been valued at 5.3 cents per option at the grant date being 11 May 2008.

Share price at grant date (cents)	0.15
Exercise price (cents)	0.25
Time to expiry (years)	1,825
Risk free rate (%)	6.5
Share price volatility (%)	50

Option issued during 2007
Directors
The options have been valued at 23.87 cents per option at the grant date of 22 May 2006.

Share price at grant date (cents)	40.0
Exercise price (cents)	45.0
Time to expiry (years)	5
Risk free rate (%)	5.75
Share price volatility (%)	82.55

Executives
The options have been valued at 15.22 cents per option at the grant date being 7 June 2006.

Share price at grant date (cents)	37.5
Exercise price (cents)	45.0
Time to expiry (years)	5
Risk free rate (%)	5.75
Share price volatility (%)	69.79

At year end there were 22,716,668 (2007: 18,716,688) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 33 cents (2007:37 cents) per option.

During the year 2,000,000 options expired. These options had an exercise price of 25 cents per share and an expiry date of 31 December 2009.

No options were forfeited or cancelled during the prior year.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2008 is between 2 and 5 years (2007: between 2 and 4 years).

The range of exercise prices for options outstanding at the end of the year was 25 – 45 cents. (2007: 25 – 45 cents).

The weighted average fair value of options granted during the year was 7.4 cents (2007: nil).

Other share based payments
During the prior year, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc. The options have an exercise price of $0.42 shares and expire October 31, 2009. They have been recorded as a cost of investment in Kestrel Energy Inc, which was merged with Samson Oil and Gas USA Inc, in the prior year.

These options have been valued at 9.8 cents per share, using the Binomial pricing model, which takes into account the following variables:

Dividend Yield (%)	-
Expected volatility (%)	69
Risk-free interest rate (%)	6.07%
Expected life of options – years	3
Option Exercise Price – cents	42.00
Share Price – cents	26.50

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 33.	DISCONTINUED OPERATIONS

In May 2008 the Group sold its interests in the Amber Field in Grady County, Oklahoma for US$4,760,000. The Group’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells. The Group recognised a gain before income tax of $135,122 in relation to this sale. The Group recognised state income tax expense of $157,731 in relation to the sale of this interest. The value of assets sold was $4,859,250.

In June 2008, the Group sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for US$500,000. The Group had a 1.8% working interest in the field which has 81 producing wells. The Group recognised a gain before income tax of $358,095 on this sale. There was no income tax expense recognised in relation to the sale of this interest. The value of assets sold, net of restoration liability was $145,823.

Both assets were part of the United States of America geographical reporting segment.

	Consolidated Entity		Parent Entity
Revenue and Expenses from Discontinuing Operations	2008 $	2007 $	2008 $	2007 $
Revenue
Sale of oil and gas
Oil sales	166,580	140,371	-	-
Gas sales	801,831	2,526,218	-	-
Non gas liquids	-	-
Other	-	-	-	-
Total Revenue	968,411	2,666,589	-	-

Expenses
Cost of sales	(611,049)	(1,364,582)	-	-
Impairment expense	(252,999)	(1,083,723)	-	-

Net loss before income tax from discontinuing operations	104,363	218,284	-	-

Income tax expense	-	-	-	-

Gain on sale of oil and gas properties	493,217	-	-	-
Income tax expense	(157,731)	-	-	-

Net loss after income from discontinuing operations	439,849	218,284

Loss per share from discontinuing operations - cents	0.22	0.11	-	-

Cash Flow Information
Net cash flows from operating activities	922,385	2,592,733	-	-
Net cash flows (used in) investing activities	-	(1,699,775)
Net cash flows from financing activities	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

DIRECTORS’DECLARATION
for the year ended 30 June 2008

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Samson Oil & Gas Limited, I state that:

(1)	In the opinion of the directors:

(a)
the financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited of the Company and Consolidated Entity are in accordance with the Corporations Act 2001, including :

(i)	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2)
This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2008.

On behalf of the Board

Terence M. Barr
Director

Perth, Western Australia
29 September 2008

Samson Oil & Gas Limited	Financial Statements – 30 June 2008

Independent auditor’s report to the members of Samson Oil & Gas Limited

Report on the Financial Report

We have audited the accompanying financial report of Samson Oil & Gas Limited which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report  in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:
1. the financial report of Samson Oil & Gas Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the financial position of Samson Oil & Gas Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and

ii	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

 Report on the Remuneration Report

We have audited the Remuneration Report included in pages 9 to 17 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Samson Oil & Gas Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

Ernst & Young

T S Hammond
Partner
Perth
29 September 2008